
06064942


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2006
WASH. D.C. 199 SECTION

Leadership in Steel Processing



Steel Technologies

06 Annual Report

Our Company was founded in 1971 with the vision to become the leader in the steel processing industry, and we are now one of the largest independent flat-rolled steel processors in North America. Our platform consists of 23 facilities, including joint ventures, which strategically position us in the steel-producing and -consuming markets throughout the United States, Canada and Mexico.

What sets us apart?

We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end-use markets. Our broad geographic coverage allows us to provide our customers with efficient, just-in-time delivery.

In addition to our company operations, our five joint ventures (Mi-Tech Steel, Ferrolux Metals Company, RSDC of Michigan, Delaco Kasle Processing and Kasle Metal Processing) have given us access to new markets. Mi-Tech Steel, a 50-50 joint venture with Mitsui, began operations in 1987 and now has five facilities in the United States that provide high-volume, value-added steel processing for the growing Japanese transplant markets and strategic domestic end markets. Ferrolux Metals, a 49% joint venture with Ferrous Metal Processing, is a certified minority-owned business enterprise that operates a facility in Michigan specializing in steel processing for exposed automotive applications. In 2006, we acquired Kasle Steel, which included three new joint ventures: RSDC, a 50-50 joint venture with Marubeni-Itochu Steel America; Kasle Metal Processing, a 50-50 joint venture with Automatic Feed Company; and Delaco Kasle Processing, a 49% joint venture with Delaco Steel. These operations, along with two wholly owned Kasle facilities, put us in a leadership position as North America's largest independent supplier of automotive steel blanks.

We, along with our joint ventures, have consistently increased our processes and capabilities, adding 22 facilities since our initial public offering in 1985. We intend to continue to pursue growth through acquisitions, expansion of existing facilities and capabilities, construction of new greenfield facilities where we have identified a market opportunity, and further development of our joint-venture operations.

Financial Highlights

(in thousands except per share data)

	2006	2005
For the Year Ending September 30,		
Sales	$ 876,121	$ 957,739
Gross profit	58,542	86,002
Equity in net income of unconsolidated affiliates, net	5,971	4,937
Income from continuing operations before income taxes	20,560	50,280
Net income	14,693	36,709
Diluted earnings per common share from continuing operations	1.04	2.58
Diluted earnings per common share	1.12	2.80
Cash dividends per common share	0.30	0.25
Weighted average number of common shares outstanding - diluted	13,117	13,098
At Year-End		
Total assets	$ 513,617	$ 427,786
Working capital	209,596	209,933
Property, plant and equipment, net	112,642	106,492
Long-term debt and capital lease obligations	119,911	80,000
Shareholders' equity	269,760	257,290
Shareholders' equity per common share	20.66	19.90
Shares outstanding	13,055	12,928

35

Consistent profitability since 1971.
A remarkable achievement in the steel processing industry.

Dear Shareholders:

I am proud to announce that 2006 marked our thirty-fifth year in business and our thirty-fifth consecutive year of profitability. Starting in 1971 from one facility, Steel Technologies has established a leadership position in the flat-rolled steel processing industry through our twenty-three state-of-the-art company-owned and joint-venture facilities operating throughout the United States, Canada and Mexico. During 2006, we remained focused on our commitment to build value for our shareholders and establish the most successful steel processing platform in North America. At the same time, we navigated changing industry dynamics and met many challenges head on, including weakness in the automotive sector, our largest customer group.

As 2006 began, we anticipated a more stable pricing environment than we experienced in 2005, believing that excess market inventories would finally be depleted and that steel prices would trend up. Unfortunately, market psychology created a competitive pricing environment, caused by expectations of imports flooding the market and oversupply from domestic producers. In actuality, steel prices did increase slightly throughout the first half of the year, but our margins were compressed due to pricing competition driven by market expectations of lower prices. It is apparent further consolidation in our segment of the steel industry is needed to create the discipline and consistency recently shown by the producers. We continue to believe Steel Technologies will play a leadership role in that consolidation. By the middle of our fiscal year, volumes at our U.S. facilities suffered as we focused our efforts to improve margins and product mix. After reporting a solid third quarter, the softening automotive sector and overall reduced flat-rolled consumption continued to put pressure on our operating performance for the balance of the year.

Strategic Progress in 2006

Strategically, we continued to focus on our four-pronged growth plan: acquisitions, greenfield growth, expansion of existing operations, and further development of our joint-venture operations. During the year just ended, we executed on all four strategies. First, we successfully completed a strategic acquisition with Kasle Steel in the second half of the year, greatly expanding our toll processing business and establishing Steel Technologies as the leading exposed automotive blanker in North America. Second, we broke ground on a new facility in Juarez, Mexico, which will begin operating in the second calendar quarter of 2007. Third, we made capital investments in our existing operations to increase our efficiency and add production capabilities. Finally, subsequent to year's end, we announced the expansion of our Mi-Tech Steel joint venture through its acquisition of a steel processing operation and greenfield facility, both located in Canada. This four-pronged approach continues to be the cornerstone of our strategic plan to build on our leadership position in the steel processing markets.



Automotive

Steel Technologies is the leader in exposed blanking for the U.S. automotive industry.

Steel Technologies has been a key supplier to the U.S. automotive industry since the Company's formation in 1971, supplying a wide range of value-added products and offering complete supply chain management. In 2006, we acquired Kasle Steel Corporation, North America's largest independent supplier of automotive steel blanks. With this acquisition and its joint-venture partners, we now have blanking capabilities in eight plants and have emerged as the leader in exposed blanking for the industry.

Financial Performance

Fiscal 2006 sales were $876 million, down approximately 9% from the record $958 million in fiscal 2005. Our reduced sales levels were driven by a combination of lower average selling prices and lower tonnage sold, down approximately 6% and 3%, respectively, versus last year. As a result, we reported net income of $14.4 million, down from a record $36.7 million in 2005. Clearly, the competitive pricing pressures in the first half of the year, followed by slowing consumption in our fourth quarter, mainly in the automotive sector, led to greatly reduced performance in 2006.

During the year, we deployed our capital resources to grow our steel processing platform and to reward our shareholders through dividends. We completed $17 million of capital projects during the year to expand capacity, lower conversion costs, improve our information systems, and enhance our quality and service to our customers. In addition, we acquired Kasle Steel at a cash cost of $33.9 million plus assumed liabilities. Finally, our Board of Directors authorized an increase in our semi-annual dividend to $0.30 per share, from $0.25 in 2005, demonstrating confidence in the continued success of our company. Even so, our balance sheet remains strong with ample capacity for future growth. As of the fiscal year-end, our debt represented just 31% of the Company's total capitalization.

North American Operations

Steel Technologies' operations in the United States, Canada and Mexico excel at delivering the highest level of quality, service and on-time delivery to our customers. In 2006, we continued to build relationships with large national accounts across all market segments by leveraging our combined company and joint-venture network of 23 North American facilities. This number will grow to 26 in early 2007 with the completion of our newest operation in Mexico and our two additional joint-venture facilities with Mi-Tech Steel.

Automotive manufacturing is the largest consuming industry in North America for flat-rolled steel. Steel Technologies has continued to grow with traditional U.S. automakers and has considerable future opportunities in this key market segment. At the same time, the Company has recognized the potential presented by the new domestics and, in 1987, joined with Mitsui & Co., one of Japan's leading steelmakers, to form Mi-Tech Steel to establish a presence with the Japanese automotive transplants. Mi-Tech has since expanded to five high-volume steel-producing facilities, strategically located near the new domestics, and has played an increasingly significant role in Steel Technologies' growth platform.



New Domestics

We continue to expand our business with Japanese automakers.


To expand the scope of our North American operations and take advantage of globalization among steel producers and consumers, we opened our first facility in Mexico in 1994. During the following 12 years, we have added three additional facilities and have developed a leading flat-rolled steel processing platform in Mexico. With our fifth facility in Juarez coming on line next year, Steel Technologies is well positioned to continue to participate in the fast-growing Mexican economy.
Mexi
Opera
Steel Technologies is
foremost flat-rolled

We continue to benefit from trends among our original equipment manufacturing customers and steel producing customers to reduce suppliers and outsource non-core processes. Our ability to provide precision steel products with efficient, just-in-time delivery has enabled us to expand our business with these large regional and national accounts. Our broad capabilities and geographic presence offer distinct competitive advantages to our multi-plant customers throughout the United States, Canada and Mexico that are seeking the most efficient route to market for their flat-rolled products.

Our geographic diversity plays a key role in our growth strategies. We have expanded our operations in Canada, the Midwest, the southeastern United States, and our fastest growing market – Mexico. As a result, while the tonnage sold in fiscal 2006 from our U.S. operations was down 6%, it was up nearly 19% in Mexico. Also, our toll processing tonnage, where we are paid a value-added processing fee without taking inventory risk, rose 39% across all Steel Technologies' operations.

Joint-Venture Operations

Another key part of our growth strategies is our joint-venture investments. With the acquisition of Kasle Steel, we not only added two wholly owned facilities, but also three new joint-venture companies. Our joint ventures now include Mi-Tech Steel, RSDC, Delaco Kasle Processing, Kasle Metal Processing, and Ferrolux Metals, all of which were positive contributors to our 2006 results. Our equity in the net income of these unconsolidated affiliates grew from $2.8 million in 2004 to $4.9 million in 2005 and nearly $6 million in 2006, with only a partial year reported from our newest companies. Our joint-venture companies each represent a key niche in the steel processing industry, including expertise in automotive exposed blanking, growth with the new domestic automotive industry, and minority-certified business status.

Leadership Position

We believe we hold leadership positions in the processing of flat-rolled steel in the following:

- Best North American platform of operations (including our joint-venture facilities);
- Largest supplier of exposed automotive blanks in North America;
- Fastest growing processor in Mexico; and
- Number one provider to "new domestic" automotive companies.

From the example set by our Founding Chairman beginning in 1971 to the strong direction provided by our executive team, leadership has always been a cornerstone of our company's

Steel Technologies & Joint Ventures

2006 Tons Sold versus Toll Processed


Steel Technologies Tons Sold
1,100,000
Steel Technologies Toll Processed
360,000
Joint-Venture Partners Tons Sold
300,000
Joint-Venture Partners Toll Processed
1,850,000
Total Tons Shipped 2006
3,610,000

Joint-Venture Partners Toll Processed tons annualized to reflect full-year operations of Kasle Steel related joint ventures.



Jim Reynolds
Sales
Steel Technologies

Cullen Clark
Sales
Steel Technologies

Tim Semler
Production Control
A.O. Smith
Ashland City, Tennessee

an
ons

Mexico's
steel processor.

"Steel Technologies supplies quality steel products and complete supply chain management to our facilities in the U.S. and Mexico, supporting our efforts at

A.O. Smith

to provide the highest quality water heaters in the market."

Toll Processing

We have increased our focus on value-added toll processing.

Toll processing – processing steel for steel mills and large end-users where those customers own the steel and retain title – is a high-growth business and an increasing focus for Steel Technologies. Toll processing eliminates inventory risk for our company, requires less working capital, and allows us to leverage our operations to achieve greater value for our customers and enhance our position in the overall supply chain. Toll processing touches almost all of our value-added processes and increases capacity utilization through existing facilities. In addition, our recent Kasle Steel acquisition expanded our toll processing substantially as the majority of their business is processing material exclusively on a toll basis.

Strip products

We have more than doubled our capacity to produce strip products.

In 2003, with the acquisition of our Cold Rolled Strip facility in Ottawa, Ohio, we more than doubled our capacity to process highly engineered strip products. We have continued to invest in and substantially broaden our strip product capabilities.



success. We will continue to lead our industry as we face the challenges and opportunities ahead.

Looking Ahead

Over the past 35 years, we have built a consistently profitable and unique platform that we believe will yield better financial results in the future. Our team is dedicated to improving our performance, and we are very confident about our long-term strategies. Our leadership position and financial strength have positioned us well to capitalize on industry consolidation and offer a bright future for our company and its shareholders.

In Appreciation

Howard F. (Biddy) Bates, a 29-year veteran of Steel Technologies and most recently Vice President of Technical Services for our company, has announced his intention to retire at the end of calendar 2006. Biddy has been instrumental in our company's success in many ways, including serving on our Board of Directors, developing our metallurgical staff, and leading our efforts to obtain the highest quality certifications in the industry. On behalf of all of us at Steel Technologies, we extend our deep appreciation to Biddy for his many years of outstanding leadership. We wish him safe travels in his future adventures.

On behalf of our Board of Directors and all of our employees, thank you for your continued support of Steel Technologies.



Bradford T. Ray
Chairman and Chief Executive Officer



Michael J. Carroll
President and Chief Operating Officer

North American Platform

We have continually expanded the resources we bring to market, broadened our scope of products and services, and strengthened our leadership position in the industry. Powered by our people, we have built a North American platform of operations that is recognized by our customers and suppliers as the partner of choice. This approach continues to be the cornerstone of our growth strategy.



★ **Headquarters**
Louisville, Kentucky

● **Steel Technologies Facilities**
Portage, Indiana
Eminence, Kentucky
Ghent, Kentucky
Clinton, North Carolina (2)
Canton, Michigan
Flint, Michigan
Cleveland, Ohio
Ottawa, Ohio
Berkeley, South Carolina
Windsor, Canada
Matamoros, Mexico
Monterrey, Mexico
Queretaro, Mexico
Puebla, Mexico
Juarez, Mexico (opening 2007)

■ **Mi-Tech Steel Facilities**
Decatur, Alabama
Greensburg, Indiana
Madison, Mississippi
Murfreesboro, Tennessee (2)

◆ **Ferrolux Metals**
Wayne, Michigan

● **Kasle Steel**
RSDC, Holt, Michigan
Kasle Metal Processing, Jeffersonville, Indiana
Delaco Kasle Processing, Woodhaven, Michigan

Selected Financial Data

(In thousands, except per share amounts)

	Years Ended September 30				
	2006	2005 As Restated(1)	2004 As Restated(1)	2003 As Restated(1)(3)	2002 As Restated(1)(3)
Income Statement Data					
Sales	$ 876,121	$ 957,739	$ 765,294	$ 501,579	$ 466,003
Cost of goods sold (4)	817,579	871,737	676,306	458,455	408,335
Gross profit	58,542	86,002	88,988	43,124	57,668
Selling, general and administrative expenses (2)	38,478	36,301	33,627	27,097	29,331
Operating income (4)	20,064	49,701	55,361	16,027	28,337
Equity in net income of unconsolidated affiliates, net (4)	5,971	4,937	2,852	1,058	1,540
Income from continuing operations before income taxes (4)	20,560	50,280	54,491	12,757	25,328
Discontinued operations, net of income taxes	1,031	2,897	732	338	(36)
Net income	14,693	36,709	35,373	9,480	16,100
Diluted earnings per common share from continuing operations	$ 1.04	$ 2.58	$ 3.00	$ 0.92	$ 1.63
Diluted earnings per common share	$ 1.12	$ 2.80	$ 3.07	$ 0.96	$ 1.63
Diluted weighted average number of common shares outstanding	13,117	13,098	11,533	9,899	9,886
Basic earnings per common share from continuing operations	$ 1.05	$ 2.62	$ 3.07	$ 0.94	$ 1.65
Basic earnings per common share	$ 1.13	$ 2.85	$ 3.13	$ 0.97	$ 1.65
Basic weighted average number of common shares outstanding	12,956	12,894	11,284	9,748	9,762
Cash dividends per common share	$ 0.30	$ 0.25	$ 0.20	$ 0.20	$ 0.16
Balance Sheet Data					
Working capital	$ 209,596	$ 209,933	$ 193,872	$ 100,959	$ 81,350
Total assets	513,617	427,786	460,852	312,148	304,015
Debt and capital lease obligations	121,985	80,000	114,000	100,400	80,659
Shareholders' equity	269,760	257,290	220,327	139,886	133,445
Other Data					
Capital expenditures, including acquisitions and investments in and advances to unconsolidated affiliates	$ 50,801	$ 15,054	$ 15,464	$ 25,919	$ 6,922
Shareholders' equity per common share	20.66	19.90	17.21	14.33	13.81
Depreciation and amortization (2)	16,350	14,754	14,449	13,356	14,187

(1) The Company has restated its previously reported consolidated financial results to reflect certain income tax adjustments as discussed in Note 1 to the Consolidated Financial Statements.

(2) 2006 includes stock-based compensation of $780 from adoption of SFAS No. 123(R) as discussed in Note 17 to the Consolidated Financial Statements and 2002 includes goodwill amortization of $396 prior to adoption of SFAS No. 142.

(3) The effect of the restatement on previously reported consolidated financial results for 2003 and 2002 follows:

	September 30, 2003			September 30, 2002		
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Minority interest in income of consolidated subsidiary	$ (215)	$ (13)	$ (228)	$ (218)	$ (12)	$ (230)
Income before income taxes	12,770	(13)	12,757	25,340	(12)	25,328
Provision for income taxes	3,956	(341)	3,615	9,510	(318)	9,192
Income from continuing operations	8,814	328	9,142	15,830	306	16,136
Net income	9,152	328	9,480	15,794	306	16,100
Diluted earnings per common share:						
From continuing operations	$ 0.89	$ 0.03	$ 0.92	$ 1.60	$ 0.03	$ 1.63
From discontinued operations	0.03	-	0.03	0.00	-	0.00
	$ 0.92	$ 0.03	$ 0.96	$ 1.60	$ 0.03	$ 1.63

(4) Minority interest in income of consolidated subsidiary of $228 and $230 in 2003 and 2002, respectively, was reclassified from cost of goods sold to a component of income from continuing operations before income taxes. Equity in net income of unconsolidated affiliates, net of $1,058 and $1,540 in 2003 and 2002, respectively, was reclassified from a component of operating income to income from continuing operations before income taxes.

Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

Fiscal Year 2006	First As Restated [1]	Second As Restated [1]	Third As Restated [1]	Fourth
Sales	$ 201,185	$ 238,336	$ 234,455	$ 202,145
Gross profit	12,238	12,639	18,982	14,683
Net income	3,340	2,885	5,505	2,963
Diluted earnings per common share	$ 0.26	$ 0.22	$ 0.42	$ 0.23
Basic earnings per common share	$ 0.26	$ 0.22	$ 0.42	$ 0.23

Fiscal Year 2005	First As Restated [1]	Second As Restated [1]	Third As Restated [1]	Fourth As Restated [1]
Sales	$ 245,676	$ 275,278	$ 243,675	$ 193,110
Gross profit	31,073	29,744	17,386	7,799
Net income	14,603	15,931	5,655	520
Diluted earnings per common share	$ 1.12	$ 1.22	$ 0.43	$ 0.04
Basic earnings per common share	$ 1.14	$ 1.24	$ 0.44	$ 0.04

[1] The Company has restated its previously reported consolidated financial statements to reflect certain income tax adjustments as discussed in Note 1 to the Consolidated Financial Statements.

Market Price and Dividend Information

Our common stock trades on The NASDAQ Global Select Market under the symbol STTX. At December 2, 2006, we had approximately 3,750 shareholders, including beneficial owners holding shares in nominee or street name. Our current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high, low and closing prices for our common stock for each quarter of fiscal 2006 and 2005. NASDAQ Global Select Market quotations are based on actual transactions.

	Stock Price			
Fiscal Year 2006	High	Low	Close	Dividends
First Quarter	$ 28.89	$ 22.30	$ 27.99	$ 0.15
Second Quarter	$ 29.94	$ 22.55	$ 24.30	
Third Quarter	$ 28.28	$ 15.80	$ 19.44	$ 0.15
Fourth Quarter	$ 24.23	$ 17.01	$ 19.63	

	Stock Price			
Fiscal Year 2005	High	Low	Close	Dividends
First Quarter	$ 30.58	$ 22.27	$ 27.51	$ 0.10
Second Quarter	$ 33.56	$ 23.26	$ 23.99	
Third Quarter	$ 24.38	$ 16.49	$ 16.90	$ 0.15
Fourth Quarter	$ 26.83	$ 16.75	$ 25.93	

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used in the following discussion, the words "estimates," "expects," "intends," "anticipates," "believes" and other similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific risks and uncertainties include, but are not limited to, competitive factors such as pricing and availability of steel; cyclical demand in the steel industry, specifically in the automotive market; our ability to make and integrate acquisitions; our inability to obtain sufficient capital resources to fund our operations and our growth; risk of business interruptions affecting automotive manufacturers; and reliance on key customers. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof. Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Steel Technologies Inc. and its subsidiaries.

You should read this discussion with the consolidated financial statements and other financial information included in this report. Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements.

We completed the sale of our Custom Steel, Inc. (Custom Steel) subsidiary on March 31, 2006. Accordingly, results of operations and gain on the sale of Custom Steel are treated as discontinued operations in our consolidated financial statements. In addition, we completed the acquisition of Kasle Steel Corporation (Kasle Steel) on May 8, 2006, and the result of operations of Kasle Steel are recorded in our results beginning in May 2006.

Overview

This past year marked our thirty-fifth anniversary of our company and our thirty-fifth consecutive year of profitability. We met a number of challenges and had many achievements over the past thirty five years, and we remain focused on our long-term goal to build the most profitable steel processing company in North America. Our company was founded in 1971 with the vision to become the leader in the steel processing industry. We are now one of the largest independent steel processors and converters of flat-rolled steel in North America. Our North American platform of 23 steel-processing facilities, including our joint ventures, is strategically positioned in steel producing and consuming markets throughout the United States, Canada and Mexico. We bring value to our customers with precision steel processing, supply chain management, quality control and technical support. We specialize in meeting exact specifications for customers in a variety of industries and end use markets including automotive, lawn and garden, and appliance industries. With our acquisition of Kasle Steel in May, 2006, we established ourselves as the largest independent supplier of exposed automotive steel blanks in North America. We intend to continue to pursue growth through acquisitions, expansion of existing facilities, Greenfield construction and development of our joint venture operations.

The strength of our business is based upon our capability to process steel to the most precise specifications and to service the steel purchasing and delivery requirements of our customers expeditiously. We have achieved high levels of quality and productivity by investing in efficient, technologically advanced equipment. Each of our Steel Technologies facilities maintains one or more internationally recognized Quality Management Systems such as QS9000 or ISO 9001. Our broad capabilities and geographic presence offer distinct competitive advantages to customers that have multi-plant operations throughout the United States, Canada and Mexico. We focus our sales and marketing strategies through our highly skilled and experienced sales and marketing staff to fully leverage our North American platform of value added steel processing facilities. Our ability to provide precision steel products with efficient just-in-time delivery has enabled us to expand our business with regional and large national accounts.

Sales from continuing operations were $876.1 million in fiscal 2006, a decrease of 8.5% from the record $957.7 million in fiscal 2005. Net income was $14.7 million or $1.12 per diluted share in fiscal 2006 as compared to $36.7 million or $2.80 per diluted share in fiscal 2005. Tons sold of company-owned steel products in fiscal 2006 were 1.1 million, reflecting a decrease of 3.3% over the levels of fiscal 2005. Our sales and earnings in 2006 were below the record levels achieved in 2005 as a more competitive environment in the steel processing sector and reduced automotive schedules pressured our operating margins.

On May 8, 2006, we completed an acquisition of all the outstanding stock of privately held Kasle Steel of Dearborn, Michigan. Kasle Steel is North America's largest independent supplier of exposed automotive steel blanks, shipping over 1.5 million tons annually through its five processing facilities, including its three unconsolidated affiliates. We paid approximately $33.9 million in cash for the stock of Kasle Steel and assumed approximately $25.8 million of Kasle Steel's liabilities. We utilized our existing revolving credit facility to fund the

Management's Discussion and Analysis of Financial Condition and Results of Operations

purchase, and we have retired approximately $4.0 million of Kasle Steel's outstanding debt. The operating results of Kasle Steel are included in our consolidated financial statements since the date of acquisition.

We spent approximately $17.0 million on capital projects during 2006. These projects focused on enhancing efficiencies at existing operations and further improving the quality of our products and services to our customers. In addition, we began construction of a new facility in Juarez, Mexico. This facility is expected to begin processing in our third quarter of fiscal 2007. Our 2007 capital expenditures budget of $19.0 million includes completion of the Juarez project and expansion of our annealing capacity.

On October 30, 2006, we announced that we would restate previously issued consolidated financial statements. The accompanying results of operations have been restated to give retroactive effect for the restatements between January 1, 1999 and June 30, 2006. The nature of the restatements and the effect on the results of operations are discussed in Note 1 to the Consolidated Financial Statements.

Financial Highlights (in thousands, except per share amounts, other data and percentages)

	For the Years Ended September 30				
	2006		2005		
	Actual	% of Sales	Actual As Restated [1]	% of Sales	% Change
Sales	$ 876,121	100.0%	$ 957,739	100.0%	(9)%
Gross profit	58,542	6.7	86,002	9.0	(32)
Selling, general and administrative expenses	38,478	4.4	36,301	3.8	6
Operating income	20,064	2.3	49,701	5.2	(60)
Interest expense, net	4,544	0.5	3,632	0.4	25
Equity in net income of unconsolidated affiliates, net	5,971	0.7	4,937	0.5	21
Income from continuing operations before income taxes	20,560	2.3	50,280	5.2	(59)
Discontinued operations, net of taxes	1,031	0.1	2,897	0.3	(64)
Net income	14,693	1.7	36,709	3.8	(60)
Diluted earnings per common share from continuing operations	$ 1.04		$ 2.58		(60)
Diluted earnings per common share	$ 1.12		$ 2.80		(60)
Cash dividends per common share	$ 0.30		$ 0.25		20
Other Data					
Average days sales outstanding	42.9		42.1		2
Inventory turnover	4.5		7.6		(41)
Return on equity	5.4%		14.3%		(62)

[1] The Company has restated its previously reported consolidated financial statements to reflect certain income tax adjustments as discussed in Note 1 to the Consolidated Financial Statements.

Results of Operations – Fiscal 2006 Compared to Fiscal 2005

Sales

We achieved net sales of $876,121,000 for the fiscal year ended September 30, 2006, a decrease of 8.5% from the record sales of $957,739,000 for the fiscal year ended September 30, 2005. We shipped 1,095,000 tons of company-owned steel products in fiscal 2006, a 3.3% decrease compared to fiscal 2005 resulting from weaker demand during fiscal 2006. Our average selling price of company-owned steel products decreased approximately 5.4% for fiscal 2006 as compared to the previous year. Kasle Steel contributed approximately $10,205,000 of sales for fiscal 2006.

Gross profit

Our fiscal 2006 gross profit margin was 6.7%, compared to 9.0% for fiscal 2005. Declining steel prices, a more competitive environment, and reduced automotive schedules reduced our fiscal 2006 gross profit margin. We expect

Management's Discussion and Analysis of Financial Condition and Results of Operations

continued pressure on our gross profit during our first quarter of fiscal 2007 as we adjust our inventory levels to reflect lower expected sales. Our cost of goods sold decreased 6.2% in fiscal 2006 versus fiscal 2005. Lower average raw material costs and lower shipment levels resulted in our cost of goods sold decreasing by $62,660,000. Partially offsetting our cost of goods sold reduction were increased labor costs and related fringe benefits, expenses associated with the acquisition of Kasle Steel and increased fuel costs totaling approximately $8,502,000.

Selling, general and administrative expenses

Our fiscal 2006 selling, general and administrative costs increased by $2,177,000 to $38,478,000, compared to $36,301,000 for fiscal 2005. Expenses of $2,470,000 associated with the acquisition of Kasle Steel, $780,000 of stock-based compensation resulting from our adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R), "Share-Based Payment," $600,000 of increased depreciation expense primarily related to investments in our information systems, and $228,000 in additional general and administrative expenses account for the majority of the increase. These increases were partially offset by decreases of $1,394,000 in our company wide bonus plan expense relating to net income and $507,000 in lower selling expenses.

Selling, general and administrative costs were 4.4% and 3.8% of sales in 2006 and 2005, respectively, due to an increase in selling, general and administrative expenses as noted above and a decrease in net sales. We continue to actively manage and rationalize our selling, general and administrative expenses.

Equity in net income of unconsolidated affiliates, net

Our share of the income from unconsolidated affiliates increased to $5,971,000 for fiscal 2006 versus $4,937,000 in fiscal 2005. Kasle Steel's three unconsolidated affiliates contributed approximately $3,964,000 to equity in net income of unconsolidated affiliates in 2006.

Our unconsolidated affiliates reported $307,195,000 in sales for fiscal 2006, an increase of 1.6% compared to fiscal 2005. Kasle Steel's three unconsolidated affiliates contributed approximately $44,031,000 in sales for fiscal 2006. Our unconsolidated affiliates continue to play an important role in our North American platform. Growth from our joint ventures is a key part of our overall strategy as we strengthen our competitive position.

Interest expense

Net interest expense for fiscal 2006 increased to $4,544,000 from $3,632,000 for fiscal 2005. The increase is primarily attributable to approximately 2.0% higher average interest rates on variable rate debt during fiscal 2006 as compared to fiscal 2005 and interest expense on capital lease additions in fiscal 2006. These increases were partially offset by lower average borrowings on our line of credit during fiscal 2006 versus fiscal 2005.

Income tax expense

Our effective income tax rate was 33.6% and 32.8% for fiscal 2006 and 2005, respectively. Adoption of SFAS No. 123(R) on October 1, 2005, which resulted in non-deductible compensation expense on our incentive stock options, increased our effective income tax rate 2.0% in fiscal 2006 compared to fiscal 2005. This increase was partially offset by a 4.1% decrease in the effective income tax rate resulting from higher earnings from our Mexican subsidiary. During the second quarter of fiscal 2005, we recorded an income tax benefit of approximately $1,635,000 reflecting changes in Mexican tax laws effective January 1, 2005. This change reduced our effective income tax rate during fiscal 2005 by 3.3%.

Results of Operations – Fiscal 2005 Compared to Fiscal 2004

Sales

We achieved net sales of $957,739,000 for the fiscal year ended September 30, 2005, an increase of 25.1% from fiscal year 2004 sales of $765,294,000. Tons of company-owned steel products shipped in fiscal 2005 decreased approximately 7.5% to 1,133,000 tons compared to record levels in fiscal 2004, primarily as a result of weaker demand during the latter half of fiscal 2005. The average selling price of company-owned steel products increased approximately 36.3% for fiscal 2005 as compared to the previous year.

Gross profit

In fiscal 2005, our gross profit margin was 9.0% compared to 11.6% for fiscal 2004. We began experiencing slowing demand during the latter half of fiscal 2005, and declining steel prices reduced our gross profit margin. Cost of goods sold increased 28.9% in fiscal 2005 compared to fiscal 2004. Cost of materials sold increased

Management's Discussion and Analysis of Financial Condition and Results of Operations

$194,585,000, primarily due to increased raw material costs. The remaining $846,000 increase in cost of goods sold resulted primarily from increased labor costs and related fringe benefits and increased delivery costs in the first half of fiscal 2005.

Selling, general and administrative expenses

Our fiscal 2005 selling, general and administrative costs were $36,301,000 compared to $33,627,000 for fiscal 2004, an increase of $2,674,000. The increase was mainly attributable to increases in professional services of $1,346,000, principally to comply with Sarbanes-Oxley legislation, administrative wages increases of $722,000 to support our growth, an increase in depreciation expense of $381,000 primarily related to investments in our information systems and higher training costs of $251,000. In addition, more normalized payroll and property tax expenses in fiscal 2005 contributed to an increase of approximately $740,000, due primarily to non-recurring expense reductions in 2004 for a state payroll tax incentive and a state property tax benefit. These increases were partially offset by a decrease in bad debt expense of $508,000 attributable to bad debt recoveries during the fourth quarter of fiscal 2005 and a decrease of $258,000 in remaining selling, general and administrative expenses. Our selling, general and administrative costs were 3.8% and 4.4% of sales in 2005 and 2004, respectively.

Equity in net income of unconsolidated affiliates, net

Our share of the income from unconsolidated affiliates increased to $4,937,000 in fiscal 2005 compared to $2,852,000 in fiscal 2004. Mi-Tech Steel's sales increased 41.9% and tons shipped grew 28.5% in fiscal 2005 compared to fiscal 2004, resulting in an 82.2% increase in fiscal 2005 net income. Mi-Tech Steel benefited from market share growth with Japanese transplant automotive companies and their related parts manufacturers.

Interest expense

Net interest expense for fiscal 2005 increased to $3,632,000 from $3,098,000 for fiscal 2004. The increase was mainly attributable to higher average interest rates on both variable and fixed rate debt during fiscal 2005 as compared to fiscal 2004. Higher interest expense was partially offset by a $34,000,000 reduction in outstanding debt during fiscal 2005, including $20,000,000 paid in September 2005, and a $269,000 expense included in fiscal 2004 related to the early retirement of our private placement note in June, 2004.

Income tax expense

Our effective income tax rate was 32.8% and 36.4% for fiscal 2005 and 2004, respectively. During the second quarter of fiscal 2005, we recorded an income tax benefit of approximately $1,635,000 to reflect changes in tax laws effective January 1, 2005 for our Mexican operations, resulting in a 3.3% reduction in our effective income tax rate during fiscal 2005.

Liquidity and Capital Resources

We had $209,596,000 of working capital at September 30, 2006, a current ratio of 3.17:1 and total debt at 31.1% of total capitalization. Our working capital requirements generally increase during periods of economic expansion and higher demand for our products. Conversely, our working capital requirements decrease in periods of economic contraction and reduced steel product demand.

Days sales outstanding to customers averaged 43 days at September 30, 2006, compared to 42 days at September 30, 2005. We expect days sales outstanding to average 45 days during the first quarter of fiscal 2007. As a result of reduced automotive schedules during the fourth quarter of fiscal 2006, our average days inventory on hand was 80 days at September 30, 2006, compared to 47 days as of September 30, 2005. We expect average days inventory on hand of 65 days during the first quarter of fiscal 2007.

Our average supplier payment days was 27 days as of September 30, 2006, compared to 25 days as of September 30, 2005. We expect average payment days to suppliers of approximately 30 days during the first quarter of fiscal 2007.

Cash used in operations during fiscal 2006 was $24,400,000 resulting from increases in working capital, partially offset by net income of $14,693,000. Inventory increased $63,275,000 as a result of reduced automotive schedules during the fourth quarter of fiscal 2006, and accounts payable increased $1,104,000. Accounts receivable decreased $8,526,000, mainly due to lower sales levels.

Capital expenditures for 2006 totaled $16,955,000 as we invested to further expand capacity, lower conversion costs, improve our quality and service to our customers and improve our information systems. We have committed $19,000,000 in capital projects for 2007 to expand our steel processing capabilities, including construction of a new processing facility in Juarez, Mexico, which is expected to begin processing in the third quarter of fiscal 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On May 8, 2006, we completed the acquisition of all of the outstanding stock of Kasle Steel for $33,913,000 in cash and assumed approximately $25,789,000 of Kasle Steel's liabilities. We utilized our existing revolving credit facility to fund the purchase, and we have retired approximately $3,970,000 of Kasle Steel's outstanding debt.

Under the terms of the Stock Purchase Agreement, $2,000,000 of the purchase price was deposited in an escrow account to satisfy indemnification provisions provided by former shareholders of Kasle Steel to us. All uncontested escrowed funds will be distributed to the former shareholders at various times from November 2007 through May 2012.

We recorded $4,902,000 in debt and capital lease obligations as of June 30, 2006 associated with the acquisition of Kasle Steel, including a consulting and non-compete agreement with a former Kasle Steel shareholder. This agreement requires monthly payments of $25,000 until May 2011. Additionally, monthly payments of $20,559, including interest at an annual rate of 7.0%, are required to be made to a former Kasle Steel shareholder through May 2017. Annual principal payments of $350,000 plus interest at 9.0% are required to be made to a former Kasle Steel shareholder every year until January 1, 2010. Existing capital lease obligations of Kasle Steel require monthly payments ranging from approximately $28,000 to $33,000 until June 2007.

We entered into a Stock Purchase Agreement on March 24, 2006 to sell all the capital stock of our wholly owned Custom Steel subsidiary to a wholly owned subsidiary of American Railcar Industries, Inc. (ARI). The final sales price was approximately $17,061,000, of which $16,311,000 was remitted to us and an additional $750,000 to a third party escrow agent. We used the proceeds to reduce our revolving credit facility debt.

In connection with the sale of Custom Steel, we retained approximately $3,012,000 of obligations, consisting mainly of trade accounts payable, accrued liabilities and deferred taxes. We have also agreed to indemnify ARI for any payments they make for liabilities incurred by Custom Steel prior to March 31, 2006. The indemnification provisions for most liabilities expire on March 31, 2008, and they require the buyer to incur at least $75,000 in aggregate liabilities before a claim can be asserted. Indemnification provisions for certain liabilities, primarily taxes, expire with applicable statutes of limitations, and the remaining provisions, primarily environmental, do not expire. We have not recorded any liabilities for these indemnifications since management has determined that none are probable. We will receive the $750,000 escrow at various times prior to March 31, 2008, to the extent there are no indemnification claims made by ARI.

We maintain an equity investment of approximately $25,744,000 in our 90%-owned Mexican subsidiary. We would finance any additional required investment in our Mexican operations with cash and available funds from our bank line of credit.

Translation of our Mexican subsidiary's financial statements from local currency to the U.S. dollar subjects us to exposure from fluctuating currency exchange rates. The relative stability of the Mexican peso and the large percentage of U.S. dollar denominated transactions of our Mexican subsidiary mitigate this exposure somewhat. We historically have not used derivative financial instruments to manage our foreign currency exchange rate risk. We include foreign currency transaction gains (losses) in our sales as incurred. Foreign currency gains (losses) were $476,000, ($855,000) and $468,000 for the fiscal years ending 2006, 2005 and 2004, respectively.

We maintain a 50% equity investment in Mi-Tech Steel and a 49% equity investment in Ferrolux Metals. Additional equity contributions to our unconsolidated affiliates are not required, and we do not guarantee any obligations of our unconsolidated affiliates. Though Mi-Tech Steel's board of directors may authorize cash distributions, such distributions are restricted by one of Mi-Tech Steel's loan agreements to 15% of Mi-Tech Steel's net income in any fiscal year. Distributions from Mi-Tech Steel are not, and are not expected to be, a material source of liquidity for us. Mi-Tech Steel's liquidity needs are met primarily by their operating cash flows and an existing credit facility. Cash flows from operations and available borrowing capacity are expected to meet Mi-Tech Steel's future cash requirements.

We acquired a 50% equity investment in RSDC of Michigan, L.L.C., a 50% equity investment in Kasle Metal Processing, LLC (KMP) and a 49% equity investment in Delaco-Kasle LLC (DK) as a result of our Kasle Steel acquisition. Though we do not expect to make additional equity contributions to these unconsolidated affiliates, Kasle Steel has guaranteed debt obligations of $2,500,000 for KMP and $490,000 for DK. These guarantees are proportionate to the obligations of the other equity investors in KMP and DK. Cash flows from operations and existing credit facilities are expected to meet the liquidity needs of these unconsolidated affiliates. Operating agreements require these unconsolidated affiliates to make periodic minimum distributions to their members.

We issued $50,000,000 in unsecured senior notes on October 21, 2004, comprised of $10,000,000 of 5.33% Series A Senior Notes due October 21, 2011, and $40,000,000 of 5.75% Series B Senior Notes due October 21, 2014. The notes have an average term of 9.4 years and a blended interest rate of 5.67%. We used proceeds from the notes to reduce borrowings on our revolving credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have a $135,000,000 unsecured revolving credit facility that matures October, 2010. Upon our meeting certain requirements, we can request our existing banking group to expand our revolving credit facility availability to $200,000,000. We can elect to pay interest on the facility at various floating rates, none of which is greater than the banks' prime rate. At September 30, 2006, we had $64,000,000 of borrowings outstanding under the revolving credit facility at an average interest rate of 6.92%. We borrow under our revolving credit facility as needed to fund our operating and investing activities described above. During fiscal 2006, we borrowed $64,000,000 to fund our working capital needs and the Kasle Steel acquisition, and we repaid $34,649,000 from operating cash flows and the sale of Custom Steel. We had outstanding checks of $13,617,000 as of September 30, 2006, that may result in additional line of credit borrowings if our bank accounts do not have sufficient funds when these checks are presented to the bank.

Our debt agreements' covenants require us to maintain specified levels of net worth and certain financial ratios, and limit capital expenditures, operating leases, capital leases and additional debt. In connection with the Kasle Steel acquisition, we amended our revolving credit facility in fiscal 2006 to permit certain debt obligations and limited guarantees. We are in compliance with our loan covenants, and none of these covenants would restrict the completion of currently planned capital expenditures.

We meet our liquidity needs primarily with operating cash flows and our revolving credit facility. Cyclicality of demand in the steel industry, especially in the automotive market, can influence our operating cash flows. We anticipate additional borrowing on our existing revolving credit facility to support our continued growth and to meet our working capital needs.

We have entered into leases to meet the needs of our facilities. The following table summarizes the annual payments of outstanding debt, interest, other long-term obligations on the balance sheet, and non-cancelable leases, required as of September 30, 2006. Interest payments below include the estimated contractual interest payments under our debt agreements net of the effect of the associated interest rate swap agreement, assuming no change in the variable LIBOR rate or amounts outstanding under our existing debt agreements as of September 30, 2006.

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Long-term debt	$ 118,512,000	$ 776,000	$ 1,486,000	$ 65,114,000	$ 51,136,000
Interest on long-term debt	40,817,000	7,262,000	15,166,000	10,615,000	7,774,000
Other long-term obligations reflected on balance sheet	5,003,000	232,000	692,000	652,000	3,427,000
Capital lease obligations	3,865,000	1,512,000	1,850,000	469,000	34,000
Operating lease obligations	2,006,000	880,000	1,107,000	19,000	–
Totals	$170,203,000	$ 10,662,000	$ 20,301,000	$ 76,869,000	$ 62,371,000

We entered into an interest rate swap contract with a major financial institution on June 20, 2005, to mitigate a portion of our variable rate debt market risk. The interest rate swap contract matures in September 2008. Under the swap agreement, we receive a LIBOR based variable interest rate (5.39% at September 30, 2006) and pay a fixed interest rate of 4.31% on a notional amount of $30,000,000.

Union employees in our Canton, Michigan, facility ratified a contract in July 2005 that expires in March 2010. In September 2006, union employees in our Windsor, Ontario, facility ratified a contract that expires in December 2009.

At this time, we have no other known material obligations, commitments or demands that must be met beyond the next twelve months. As part of our ongoing business, we do not participate or knowingly seek to participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPE), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of September 30, 2006, we are not involved in any SPE transactions.

We believe all manufacturing facilities are in compliance with applicable federal and state environmental regulations. We are not presently aware of any fact or circumstance that would require the expenditure of material amounts for environmental compliance.

Related Party Transactions

We have various transactions at prevailing market prices with Mi-Tech Steel (see Note 8 of our Notes to the Consolidated Financial Statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations

We sell scrap steel products at prevailing market prices to a company owned by Stuart N. Ray, a director of Steel Technologies (see Note 19 of our Notes to the Consolidated Financial Statements). Management reports these transactions to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. Most recently, in April 2006, the Audit Committee reviewed and approved these transactions. We have the ability to continue or cease selling scrap steel to this company at any time.

Impact Of Recently Issued Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)". EITF 06-03 requires that any tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer should be presented on a gross (included in revenues and costs) or a net (excluded from revenues) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The requirements of EITF 06-03 are effective for us beginning January 1, 2007. We are in the process of evaluating the effect of EITF 06-03 and have not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning October 1, 2007. We are in the process of evaluating the effect of FIN 48 and have not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron-curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement – including the reversing effect of prior year misstatements – but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron-curtain and the roll-over methods. We are required to apply the provisions of SAB 108 for our fiscal year that began October 1, 2006.

Application Of Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions. We monitor and evaluate our estimates and assumptions on an ongoing basis.

We include a summary of significant accounting policies used in the preparation of the consolidated financial statements in Note 2 of the Consolidated Financial Statements.

Our most critical accounting policies include the valuation of accounts receivable, which impacts selling, general and administrative expense, the assessment of recoverability of goodwill and long-lived assets, and revenue recognition. Our management reviews these estimates, including, but not limited to, the allowance for doubtful

Management's Discussion and Analysis of Financial Condition and Results of Operations

accounts, on a regular basis and we make adjustments based on historical experiences, current conditions and future expectations. We perform our reviews regularly, and we make adjustments as required by currently available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Allowance for Doubtful Accounts Receivable

Our accounts receivable represent those amounts that we have billed to our customers but have not yet collected. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments at a level considered appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, sales, recoveries and credit losses, the monitoring of portfolio credit quality, and current and projected economic and market conditions. If the financial condition of our customers was to deteriorate, resulting in an impairment of the ability to make payments beyond previously established terms, additional allowances may be required. We write off uncollectible accounts receivable against the allowance for doubtful accounts receivable when our management determines that the probability of payment is remote and collection efforts have ceased.

Long-Lived Assets

We depreciate or amortize long-lived assets with estimated useful lives to their residual values over their useful lives in proportion to the economic value consumed. We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation were required, we compare the estimated future undiscounted cash flows associated with an asset to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required. Future changes in circumstances, cash flow estimates and estimates of fair value could affect the valuations.

We review goodwill annually, or sooner if indicators of impairment exist, for impairment using the present value technique to determine the estimated fair value of goodwill associated with each reporting entity. If the goodwill is indicated as being impaired (the present value of cash flows (fair value) of the reporting unit is less than the carrying amount), we would allocate the fair value of the reporting unit to our assets and liabilities in a manner similar to the purchase price allocation to determine the implied fair value of the reporting unit goodwill. We would then compare this implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill and, if it were less, we would then recognize an impairment loss.

Considerable management judgment is necessary to assess impairment and estimate fair value. The projection of future cash flows for the goodwill impairment analysis requires significant judgment and estimates with respect to future revenues related to the assets and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in changes in the assessment and result in an impairment charge. The assumptions used in our evaluations, such as forecasted growth rates, cost of capital, tax rates and residual values are consistent with our internal projections and operating plans. The use of different assumptions, including cash flows and discount rates, could increase or decrease the related impairment charge.

Revenue Recognition

We recognize revenue when all of the following criteria are met:

- Persuasive evidence of an arrangement exists: We have received an order from a customer.
- Delivery has occurred: For the sale of Company-owned products, revenue recognition occurs when title and risk of ownership have been passed to the customer. For the sale of toll processing services, revenue recognition occurs upon completion of the service and shipment of goods.
- Our price to the customer is fixed or determinable: Sales prices are agreed with our customer before delivery has occurred.
- Collectibility is reasonably assured: We have a customer credit policy to ensure collectibility is reasonably assured.

We record sales returns and allowances as reductions to sales, and we set reserves based on historical experience and current customer activities. Shipping and handling fees billed to customers are included in sales and shipping and handling costs incurred by the Company are included in cost of goods sold.

Consolidated Balance Sheets

(In thousands, except shares)

	September 30 2006	September 30 2005 As Restated, See Note 1
Assets		
Current assets:		
Cash and cash equivalents	$ 12,066	$ 30,991
Trade accounts receivable, less allowance for doubtful accounts: $5,370 in 2006 and $4,903 in 2005	104,356	112,033
Inventories	181,267	114,128
Deferred income taxes	1,688	468
Prepaid expenses and other assets	6,607	6,289
Assets held for sale	–	20,475
Total current assets	305,984	284,384
Property, plant and equipment (at cost), net of accumulated depreciation	112,642	106,492
Investments in unconsolidated affiliates	63,626	25,182
Goodwill	25,678	8,991
Other assets	5,687	2,737
	$ 513,617	$ 427,786
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 62,204	$ 59,559
Bank overdrafts	13,617	–
Accrued liabilities	15,993	13,380
Income taxes payable	2,500	1,244
Deferred income taxes	–	69
Liabilities associated with assets held for sale	–	199
Current portion of debt and capital lease obligations	2,074	–
Total current liabilities	96,388	74,451
Long-term debt and capital lease obligations	119,911	80,000
Deferred income taxes	20,243	12,113
Other long-term liabilities	3,941	1,488
Total liabilities	240,483	168,052
Commitments and contingencies		
Minority interest	3,374	2,444
Shareholders' equity:		
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding	–	–
Common stock, no par value; 50,000,000 shares authorized; issued and outstanding shares: 13,055,331 in 2006 and 12,927,826 in 2005	71,176	70,662
Treasury stock at cost: 2,635,513 shares in 2006 and 2,635,114 shares in 2005	(24,486)	(24,475)
Additional paid-in capital	6,551	5,494
Retained earnings	219,971	209,172
Accumulated other comprehensive loss	(3,452)	(3,563)
Total shareholders' equity	269,760	257,290
	$ 513,617	$ 427,786

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share amounts)

	For the Years Ended September 30		
	2006	2005 As Restated, See Note 1	2004 As Restated, See Note 1
Sales	$ 876,121	$ 957,739	$ 765,294
Cost of goods sold	817,579	871,737	676,306
Gross profit	58,542	86,002	88,988
Selling, general and administrative expenses	38,478	36,301	33,627
Operating income	20,064	49,701	55,361
Interest expense	(5,349)	(4,335)	(3,290)
Interest income	805	703	192
Minority interest in income of consolidated subsidiary	(931)	(726)	(624)
Equity in net income of unconsolidated affiliates, net	5,971	4,937	2,852
Income before income taxes	20,560	50,280	54,491
Provision for income taxes	6,898	16,468	19,850
Income from continuing operations	13,662	33,812	34,641
Discontinued operations, net of tax (including gain on disposal of $309 in 2006)	1,031	2,897	732
Net income	$ 14,693	$ 36,709	$ 35,373
Diluted weighted average number of common shares outstanding	13,117	13,098	11,533
Diluted earnings per common share:			
From continuing operations	$ 1.04	$ 2.58	$ 3.00
From discontinued operations	0.08	0.22	0.06
	$ 1.12	$ 2.80	$ 3.07
Basic weighted average number of common shares outstanding	12,956	12,894	11,284
Basic earnings per common share:			
From continuing operations	$ 1.05	$ 2.62	$ 3.07
From discontinued operations	0.08	0.22	0.06
	$ 1.13	$ 2.85	$ 3.13

Consolidated Statements of Comprehensive Income

(In thousands)

	For the Years Ended September 30		
	2006	2005 As Restated, See Note 1	2004 As Restated, See Note 1
Net income	$ 14,693	$ 36,709	$ 35,373
Foreign currency translation adjustment	(15)	2,078	(936)
Change in unrealized gain or loss on cash flow hedges, net of tax expense of $81 in 2006, $70 in 2005 and $92 in 2004	126	115	160
Net other comprehensive income (loss)	111	2,193	(776)
Comprehensive income	$ 14,804	$ 38,902	$ 34,597

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share amounts)

	For the Years Ended September 30, 2006, 2005 and 2004							
	Common Stock		Treasury Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss	Total
Balances, September 30, 2003, as restated	9,765	$20,371	2,574	$(23,169)	$ 5,098	$142,566	$ (4,980)	$139,886
Net income, as restated						35,373		35,373
Net issuance of common stock under public offering	2,905	47,322						47,322
Net issuance of common stock under incentive stock option plan	134	1,773	53	(1,069)				704
Tax effect of options exercised - disqualifying dispositions					72			72
Cash dividends on common stock ($.20 per share)						(2,254)		(2,254)
Foreign currency translation, as restated							(936)	(936)
Change in unrealized loss on cash flow hedges, net of tax							160	160
Balances, September 30, 2004, as restated	12,804	69,466	2,627	(24,238)	5,170	175,685	(5,756)	220,327
Net income, as restated						36,709		36,709
Net issuance of common stock under incentive stock option plan	124	1,196	8	(237)				959
Tax effect of options exercised - disqualifying dispositions					324			324
Cash dividends on common stock ($.25 per share)						(3,222)		(3,222)
Foreign currency translation, as restated							2,078	2,078
Change in unrealized gain on cash flow hedges, net of tax							115	115
Balances, September 30, 2005, as restated	12,928	70,662	2,635	(24,475)	5,494	209,172	(3,563)	257,290
Net income						14,693		14,693
Net issuance of common stock under restricted stock plan	80							
Net issuance of common stock under incentive stock option plan	47	514	1	(11)				503
Tax effect of options exercised - disqualifying dispositions					277			277
Stock-based compensation expense					780			780
Cash dividends on common stock ($.30 per share)						(3,894)		(3,894)
Foreign currency translation							(15)	(15)
Change in unrealized gain on cash flow hedges, net of tax							126	126
Balances, September 30, 2006	13,055	$71,176	2,636	$(24,486)	$ 6,551	$219,971	$ (3,452)	$269,760

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended September 30		
	2006	2005 As Restated, See Note 1	2004 As Restated, See Note 1
Cash Flows From Operating Activities:			
Net income	$ 14,693	$ 36,709	$ 35,373
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	16,601	15,306	14,889
Stock-based compensation expense	780	–	–
Deferred income taxes	(1,040)	(2,073)	2,076
Minority interest in income of consolidated subsidiary	931	726	624
Undistributed equity in net income of unconsolidated affiliates	(4,859)	(4,937)	(2,852)
Provision for bad debts	576	1,094	1,710
Gain on sale of Custom Steel	(309)	–	–
Increase (decrease) in cash resulting from changes in:			
Trade accounts receivable	8,526	11,489	(51,248)
Inventories	(63,275)	58,146	(94,769)
Prepaid expenses and other assets	622	(821)	(2,021)
Accounts payable	1,104	(26,664)	39,467
Income taxes payable	2,020	(4,894)	7,145
Accrued liabilities	(770)	387	4,407
Net cash (used in) provided by operating activities	(24,400)	84,468	(45,199)
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(16,955)	(17,343)	(17,255)
Acquisition, net of cash acquired	(33,913)	–	–
Net cash proceeds from sale of Custom Steel	16,311	–	–
Proceeds from sale of property, plant and equipment	–	602	–
Repayment of advances to unconsolidated affiliate	–	2,000	–
Other	–	–	211
Net cash used in investing activities	(34,557)	(14,741)	(17,044)
Cash Flows From Financing Activities:			
Proceeds from long-term debt	64,000	88,000	88,000
Principal payments on long-term debt and capital lease obligations	(34,649)	(122,000)	(74,400)
Change in bank overdrafts	13,617	(5,247)	2,171
Cash dividends on common stock	(3,894)	(3,222)	(2,254)
Net issuance of common stock	503	959	48,026
Excess tax benefits from stock options	52	–	–
Other	353	–	175
Net cash provided by (used in) financing activities	39,982	(41,510)	61,718
Effect of exchange rate changes on cash	50	501	40
Net (decrease) increase in cash and cash equivalents	(18,925)	28,718	(485)
Cash and cash equivalents, beginning of year	30,991	2,273	2,758
Cash and cash equivalents, end of year	$ 12,066	$ 30,991	$ 2,273
Supplemental Cash Flow Disclosures:			
Cash payments for interest	$ 6,130	$ 3,994	$ 4,200
Cash payments for taxes	$ 9,419	$ 24,971	$ 10,941
Supplemental Schedule of Noncash Investing and Financing Activities:			
Equipment acquired with capital lease obligations	$ 2,989	$ –	$ –
Fair value of assets acquired, net of cash acquired of $16	$ 59,702	$ –	$ –
Liabilities assumed	25,789	–	–
Net cash paid	$ 33,913	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Restatement of Previously Issued Financial Statements:

On October 30, 2006, the Company announced that it would restate its previously issued consolidated financial statements. The accompanying 2005 and 2004 consolidated financial statements have been restated. The nature of restatements and the effect on the consolidated financial statement line items are discussed in Note 22. In addition, certain disclosures in the following notes have been restated consistent with the consolidated financial statements.

2. Summary of Significant Accounting Policies:

Description of the Business: Steel Technologies Inc. is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers' manufacturing processes. A majority of its sales are to industrial customers in North America, manufacturing component parts for use in the automotive industry. Steel Technologies Inc. operates in one reportable segment.

Principles of Consolidation: The consolidated financial statements include the accounts of Steel Technologies Inc. and its majority-owned subsidiaries (the Company). The Company's investments in unconsolidated affiliates are accounted for by the equity method based on the percentage of common ownership and control. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value due to the short-term maturity of the securities. Checks issued but not presented to banks results in overdraft balances for accounting purposes and are classified as a current liability.

Allowance for Doubtful Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, sales, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of the ability to make payments beyond previously established terms, additional allowances may be required. Uncollectible accounts receivable are written off against the allowance for doubtful accounts receivable when management determines that the probability of payment is remote and collections efforts have ceased.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation and Amortization: Depreciation and amortization is computed using the straight-line method with the following estimated useful lives:

Buildings and improvements	10-25 years
Machinery and equipment	3-12 years
Intangible assets	5-35 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in results of operations. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $410,000, $290,000 and $178,000 were capitalized in 2006, 2005 and 2004, respectively.

Long-Lived Assets: We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation were required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired through acquisitions accounted for using the purchase method of accounting. Under Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but is tested for impairment annually using a fair-value based approach. The annual impairment test was performed during the fourth quarter of fiscal 2006, 2005 and 2004 and no impairments were indicated.

Notes to the Consolidated Financial Statements

Income Taxes: The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. A valuation allowance is provided against these deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company also maintains reserves associated with various tax return positions that in management's judgment are not probable of being sustained and other tax related matters.

Revenue Recognition: The Company recognizes revenue for the sale of Company-owned products when persuasive evidence of an arrangement exists, the customer takes title to goods shipped and risk of ownership passes to the customer, the sales price is fixed or determinable, and collection of the relevant receivable is probable. The Company recognizes revenue from toll processing services upon completion of the services and shipment of goods. Sales returns and allowances are recorded as reductions to sales and are provided for based on historical experience and current customer activities.

Shipping and Handling Fees and Costs: Shipping and handling fees billed to customers are included in sales and shipping and handling costs incurred by the Company are included in cost of goods sold.

Advertising Expense: The Company expenses advertising costs as incurred.

Stock-Based Compensation: As discussed in Note 17 of our Notes to the Consolidated Financial Statements, the Company adopted Statements of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payments," on October 1, 2005. Prior to fiscal 2006, as permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure," the Company followed the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense was recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price at least equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per common share for fiscal 2005 and 2004 would have been affected as follows:

(In thousands, except per share amounts)	For the Years Ended September 30 2005 As Restated, See Note 1	2004 As Restated, See Note 1
Net income - as reported	$ 36,709	$ 35,373
Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	205	395
Net income - pro forma	$ 36,504	$ 34,978
Diluted net income per common share - as reported	$ 2.80	$ 3.07
Diluted net income per common share - pro forma	$ 2.79	$ 3.03
Basic net income per common share - as reported	$ 2.85	$ 3.13
Basic net income per common share - pro forma	$ 2.83	$ 3.10

Self-Insurance: The Company is self-insured for employees' medical benefits and participates in an insurance captive for workers' compensation, general liability and automobile insurance claims, with stop-loss coverage provided by a commercial insurer. The Company maintains an accrual for the estimated cost to settle open claims as well as an estimate of the cost of claims that have been incurred but not reported. These estimates take into account valuations from third party actuaries, current and historical trends and changes in our business and workforce. The accruals for self-insurance could be affected if future occurrences and claims are different from assumptions used and historical trends.

Earnings Per Common Share: Earnings per common share for all periods presented have been calculated and presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per common share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Notes to the Consolidated Financial Statements

Foreign Currency Translation: The Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of the Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange, and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are reported as a component of comprehensive income. Foreign currency transaction gains (losses) are included in sales when incurred and were $476,000, ($855,000) and $468,000 in 2006, 2005 and 2004, respectively.

Comprehensive Loss: Accumulated other comprehensive loss consists of the following:

(In thousands)	September 30 2006	September 30 2005 As Restated, See Note 1
Cumulative translation adjustment	$ 3,693	$ 3,678
Unrealized gain on cash flow hedges, net of tax	(241)	(115)
	$ 3,452	$ 3,563

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications were made to conform prior year financial statements to the current year with no effect on net income or shareholders' equity. Such reclassifications included approximately $1,016,000 reclassified from current deferred income tax assets to deferred income tax liabilities as of September 30, 2005.

3. Acquisitions:

On May 8, 2006, the Company (through its wholly owned subsidiary) acquired all of the outstanding stock of privately held Kasle Steel Corporation (Kasle Steel) headquartered in Dearborn, Michigan. The Company acquired Kasle Steel to expand value-added steel processing capabilities to include exposed automotive blanking. Including its unconsolidated affiliates, Kasle Steel is North America's largest independent supplier of automotive steel blanks. Kasle Steel's wholly owned operations include operations in Flint, Michigan and Windsor, Ontario. Its three unconsolidated affiliates consist of a 50% interest in RSDC of Michigan, L.L.C. in Holt, Michigan; a 50% interest in Kasle Metal Processing, LLC in Jeffersonville, Indiana; and a 49% interest in Delaco-Kasle LLC, a certified minority-owned business in Woodhaven, Michigan.

The Company paid approximately $33,913,000 in cash for the stock of Kasle Steel and assumed approximately $25,789,000 of Kasle Steel's liabilities. In conjunction with the purchase, the Company retired approximately $3,970,000 of Kasle Steel's debt. The Company utilized its existing revolving credit facility to provide funding for the purchase.

Under the terms of the agreement, $2,000,000 of the purchase price was deposited in an escrow account to satisfy indemnification provisions provided by former shareholders of Kasle Steel to the Company. All uncontested escrowed funds will be distributed to the former shareholders at various times from November 2007 through May 2012.

The acquisition has been recorded under the purchase method of accounting, with the operating results being included in the Company's consolidated financial statements since the date of acquisition. Accordingly, the purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. Such preliminary estimates will be adjusted once final valuations are derived, with any adjustment also affecting the carrying value of goodwill. The Company used third party specialist firms to assist in determining the fair value of the assets acquired. The purchase price exceeded the estimated fair values of the net tangible assets acquired by approximately $17,638,000. We preliminarily allocated this excess purchase price to an other intangible asset of $1,500,000, associated deferred tax liabilities of $549,000, and non-deductible goodwill of $16,687,000. The other intangible asset consisted of a non-competition agreement to be amortized over five years.

Notes to the Consolidated Financial Statements

The following summarizes the allocation of the purchase price of Kasle Steel to the assets acquired and liabilities assumed:

(In thousands)	
Working capital	$ 234
Investments in unconsolidated affiliates	33,584
Property, plant and equipment	2,753
Goodwill	16,687
Intangible asset subject to amortization	1,500
Other current and long-term assets	2,039
Deferred tax liability, net	(7,842)
Debt and capital lease obligations	(8,562)
Other current and long-term liabilities	(6,480)
Purchase price	$ 33,913

The fair value recorded by the Company for investments in unconsolidated affiliates exceeds the proportionate share of the Company's net book value by approximately $10,400,000. The resulting basis difference has been allocated among long-lived assets and intangible assets based on their relative fair value at the acquisition date. This basis differential is amortized using the straight line method over the estimated useful lives of these long-lived assets and intangible assets. The Company is depreciating the acquired long-lived assets over a longer period than that of the unconsolidated affiliate. During fiscal 2006, the Company recorded an approximately $577,000 increase in equity in net income of unconsolidated affiliates, net as a result of this amortization.

The following pro forma consolidated results of operations have been prepared as if the acquisition of Kasle Steel had occurred as of the beginning of each respective period.

	Year Ended September 30		
(In thousands, except per share amounts)	2006	2005	2004
Sales	$ 889,560	$ 981,839	$ 811,406
Net income	14,650	40,726	38,861
Diluted net income per common share	$ 1.12	$ 3.11	$ 3.37
Basic net income per common share	$ 1.13	$ 3.16	$ 3.44

This pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results.

4. Discontinued Operations:

On March 24, 2006, the Company entered into a Stock Purchase Agreement to sell all the capital stock of its wholly owned Custom Steel, Inc. (Custom Steel) subsidiary to a wholly owned subsidiary of American Railcar Industries, Inc. (ARI). Custom Steel operates a facility located in Kennett, Missouri adjacent to ARI's component manufacturing facility that produces value-added fabricated steel parts that primarily support ARI's railcar manufacturing operations. Substantially all of Custom Steel's sales are to ARI.

In connection with the closing of this transaction, the final sales price was approximately $17,061,000, of which $16,311,000 was remitted to the Company and an additional $750,000 to a third party escrow agent. In addition, the Company retained certain obligations consisting primarily of trade accounts payable, accrued liabilities and deferred taxes totaling approximately $3,012,000.

Under the terms of the Stock Purchase Agreement, the Company has agreed to indemnify ARI for any required payments to be made by ARI for liabilities incurred by the Company prior to March 31, 2006. The indemnification provisions for most liabilities expire on March 31, 2008 and require the buyer to incur at least $75,000 in aggregate liabilities before a claim can be asserted. Indemnification provisions for certain liabilities, primarily taxes, expire with applicable statutes of limitations and the remaining provisions, primarily environmental, do not expire. The Company has not recorded any liabilities for these indemnifications since management has determined it is not probable the Company will incur such liabilities. Pursuant to the terms of an Escrow Agreement, ARI deposited $750,000 in an escrow account that will be distributed to the Company at various times prior to September 30, 2007 to the extent there are no indemnification claims made by ARI.

Notes to the Consolidated Financial Statements

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the sale of Custom Steel has been accounted for as a discontinued operation. Accordingly, the results of operations and the gain on the sale have been classified as discontinued operations, net of income taxes, in the accompanying consolidated statements of income. Interest expense on debt that cannot be attributed to other operations of the Company has been allocated to discontinued operations.

Summarized condensed consolidated income statement information of Custom Steel follows:

(In thousands)	Year Ended September 30 2006	2005	2004
Sales	$ 23,470	$ 44,052	$ 21,558
Income before income taxes	1,154	4,456	1,123
Income from continuing operations	722	2,897	732
Gain on sale, net of income taxes	309	–	–
Net income	1,031	2,897	732

A summary of the assets and liabilities of Custom Steel held for sale follows:

(In thousands)	September 30 2005
Inventories	$ 7,295
Property, plant and equipment, net	4,009
Goodwill	9,157
Other assets	14
Assets held for sale	20,475
Accrued liabilities	14
Deferred income tax liability	185
Liabilities associated with assets held for sale	199
Net assets held for sale	$ 20,276

5. Inventories:

Inventories consist of:

(In thousands)	September 30 2006	2005
Raw materials	$ 129,427	$ 79,813
Finished goods and work in process	51,840	34,315
	$ 181,267	$ 114,128

6. Property, Plant and Equipment:

Property, plant and equipment and related accumulated depreciation consist of the following:

(In thousands)	September 30 2006	2005
Land and improvements	$ 6,495	$ 6,232
Buildings and improvements	73,446	70,398
Machinery and equipment	176,410	153,505
Construction in progress	3,103	7,597
	259,454	237,732
Less accumulated depreciation	146,812	131,240
	$ 112,642	$ 106,492

Notes to the Consolidated Financial Statements

7. Goodwill and Intangible Assets:

Approximately $27,053,000 and $8,991,000, or 5.3% and 2.1%, of our total assets as of September 30, 2006 and 2005, respectively, consists of unamortized intangible assets and goodwill. A summary of changes in our goodwill and other intangible assets for the years ended September 30, 2006 and 2005 follows:

(In thousands)	Net Amount at September 30, 2005 and 2004	Acquisition	Amortization	Net Amount at September 30, 2006
Goodwill	$ 8,991	$ 16,687	$ -	$ 25,678
Definite lived intangible asset	-	1,500	(125)	1,375
Total	$ 8,991	$ 18,187	$ (125)	$ 27,053

The definite lived intangible asset will be amortized over a weighted average life of 4.6 years and will result in amortization expense of $300,000 per year from 2007 to 2010 and $175,000 in 2011.

8. Investments in Unconsolidated Affiliates:

Summarized condensed consolidated income statement information of Mi-Tech Steel, Inc. (Mi-Tech Steel), a 50% owned unconsolidated affiliate, the three Kasle Steel unconsolidated affiliates (see Note 3) and Ferrolux Metals Co., LLC, a 49% owned unconsolidated affiliate, all accounted for using the equity method of accounting, follows:

Balance Sheets (In thousands)	September 30 2006	2005
Assets :		
Current assets	$ 123,936	$ 83,244
Other assets	99,449	35,224
Liabilities:		
Current liabilities	73,763	37,606
Long-term liabilities	37,768	30,502

Statements of Income (In thousands)	For the Years Ended September 30 2006	2005	2004
Net sales	$ 307,195	$ 302,325	$ 214,665
Gross profit	29,694	27,584	18,552
Net income	11,954	9,886	5,717

The Company's equity in undistributed net income of its unconsolidated affiliates, net was $19,227,000 and $14,213,000 at September 30, 2006 and 2005, respectively. The Company received distributions of approximately $1,111,000, $211,000 and $45,000 in 2006, 2005 and 2004, respectively. While distributions from Mi-Tech Steel are permitted if authorized by Mi-Tech Steel's Board of Directors, such distributions are restricted by one of Mi-Tech Steel's loan agreements by limiting distributions to 15% of Mi-Tech Steel's net income in any fiscal year.

The Company has various other transactions with its unconsolidated affiliates. Both the Company and the unconsolidated affiliates buy and sell products and services at prevailing market prices from each other. Beginning in February 2005, the Company incurred expenses from Mi-Tech Steel for toll processing and storage services provided at its Decatur, Alabama facility at agreed upon rates. Prior to February 2005, Mi-Tech Steel was reimbursed for operating costs incurred at its Decatur, Alabama facility by its owners. Equity in the net income of Mi-Tech Steel and management fee income are also included in operating income of the Company. A summary of transactions between the Company and its unconsolidated affiliates during fiscal 2006, 2005 and 2004 follows:

(In thousands)	For the Years Ended September 30 2006	2005	2004
Sales to unconsolidated affiliates	$ 4,190	$ 3,736	$ 2,881
Purchases from and expense reimbursements to Mi-Tech Steel	1,729	2,102	1,688
Interest income from Mi-Tech Steel	–	72	67
Equity in net income of unconsolidated affiliates, net	5,971	4,937	2,852

Notes to the Consolidated Financial Statements

As a result of the transactions above, accounts receivable from unconsolidated affiliates was $741,000 and $302,000 as of September 30, 2006 and 2005, respectively. Accounts payable to unconsolidated affiliates was $235,000 and $103,000 as of September 30, 2006 and 2005, respectively.

9. Long-term Debt:

Long-term debt consists of the following:

(In thousands)	September 30 2006	September 30 2005
Notes payable to bank, unsecured under current line of credit; interest rates at September 30, 2006 ranged from 6.77% to 8.25% and at September 30, 2005 was 4.29%	$ 64,000	$ 30,000
Series A Senior Notes payable, unsecured, due October 2011; interest due semiannually at 5.33%	10,000	10,000
Series B Senior Notes payable, unsecured, due October 2014; interest due semiannually at 5.75%	40,000	40,000
Payables to former shareholders of Kasle Steel, unsecured, due from January 2010 to May 2017; monthly payments of $46,000 including interest ranging from 5.82% to 7.00% and an annual principal payment of $350,000 plus interest at 9.00%	4,443	–
Other	69	–
	118,512	80,000
Less amounts due within one year	776	–
	$ 117,736	$ 80,000

In September 2004, the Company entered into a $135,000,000 unsecured revolving credit facility with its existing bank group. In October 2005, the Company amended its facility to extend the maturity date to October 2010 and improve interest rates. Under certain circumstances, the facility can be expanded to $200,000,000. Interest on the facility is paid with various variable options on the interest rate, none of which are greater than the bank's prime. The Company can elect to use both the LIBOR based interest rate and the prime interest rate on its outstanding borrowings under the agreement. At September 30, 2006, there was $64,000,000 outstanding on this credit facility.

In October 2004, the Company issued $50,000,000 in unsecured senior notes. The notes are comprised of $10,000,000 of 5.33% Series A Senior Notes due October 21, 2011 and $40,000,000 of 5.75% Series B Senior Notes due October 21, 2014.

Provisions contained in the Company's revolving credit facility and unsecured senior notes require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit capital expenditures, operating leases, capital leases and additional debt. The Company estimates that the fair value of fixed interest debt instruments approximates $54,518,000 at September 30, 2006. The fair value of the Company's debt is estimated based on quoted market rates or current rates offered to the Company on comparable remaining maturities.

The aggregate amount of all long-term debt to be repaid for the years following September 30, 2006 is (in thousands):

2007	$ 776
2008	731
2009	755
2010	781
2011	64,333
Thereafter	51,136
	$ 118,512

Notes to the Consolidated Financial Statements

10. Leases:

The Company leases certain equipment under various capital lease agreements. Future minimum lease payments at September 30, 2006 under non-cancelable capital leases with an original term exceeding one year are as follows (in thousands):

2007	$	1,512
2008		1,109
2009		741
2010		341
2011		128
Thereafter		34
Total		3,865
Less amounts representing interest		(392)
		3,473
Less current portion of obligation under capital leases		1,298
Long-term portion of obligations under capital lease	$	2,175

Assets of $4,102,000 are held under capital leases and are included in property, plant and equipment in the accompanying consolidated balance sheet, less accumulated depreciation of $155,000 as of September 30, 2006. There were no assets held under capital leases as of September 30, 2005.

The Company also leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $2,259,000, $1,997,000 and $1,767,000 in 2006, 2005 and 2004, respectively. Future minimum lease payments at September 30, 2006 for non-cancelable operating leases with an original term in excess of one year are as follows (in thousands):

2007	$	880
2008		717
2009		390
2010		19
Total	$	2,006

11. Financial Instruments:

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered into an interest rate swap contract with a major financial institution on June 20, 2005. The interest rate swap contract began December 8, 2005. Under the terms of the contract, which matures in September 2008, the Company will receive a LIBOR based variable interest rate (5.39% at September 30, 2006) and pay a fixed interest rate of 4.31% on a notional amount of $30,000,000. The Company also entered into an interest rate swap contract in August 2001. Under the terms of this contract, which matured in February 2004, the Company received a LIBOR based variable rate and paid a fixed interest rate of 4.48% on a notional amount of $15,000,000. The variable interest rates paid on these contracts are determined based on LIBOR on the last day of the applicable borrowing period, which is consistent with the variable rate determination on the underlying debt.

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, establishes accounting and reporting standards requiring that every derivative financial instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains and losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Gains and losses for qualifying hedges can be deferred in accumulated other comprehensive income and recognized in the income statement along with the related results of the hedged item. SFAS No. 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for hedge accounting treatment.

Notes to the Consolidated Financial Statements

The Company designated each interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate line of credit agreement. Gains and losses are recorded in accumulated other comprehensive income and are reclassified into net income as interest expense, net in the periods in which the related variable interest is paid. The Company estimates that the fair value of the interest rate swap contract approximates $392,000 at September 30, 2006. The fair value of this contract debt is estimated based on quoted market rates on contracts with comparable remaining maturities. The Company expects to reclassify approximately $126,000 of the $241,000 recorded in accumulated other comprehensive loss into net income as a reduction of interest expense, during fiscal 2007.

12. Shareholders' Equity:

In April 1998, the Company adopted a shareholder rights plan by declaring a dividend of one right for each share of Common Stock outstanding payable to shareholders of record on May 14, 1998. Each right entitles shareholders to buy one one-hundredth of a share of Series A junior participating preferred stock for $50 per share. The rights may be exercised only if a person or group acquires 20% or more of the outstanding shares of common stock or announces a tender offer or exchange offer that would result in ownership of 20% or more of the common stock. The rights currently trade with the Company's common stock and may be redeemed by the Board of Directors for one cent per right until they become exercisable, and thereafter under certain circumstances. The rights expire in 2008.

The Company's Articles of Incorporation authorized 500,000 shares of no par value preferred stock, of which 200,000 shares have been reserved and designated Series A 1998 junior participating preferred stock for possible issuance under the Company's shareholder rights plan. As of September 30, 2006, no preferred shares have been issued.

13. Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation as the plan requires the Company to match a certain portion of the employees' contributions. Total retirement plan expense was $1,351,000, $1,378,000 and $1,140,000 in 2006, 2005 and 2004, respectively. The Company follows the policy of funding retirement plan contributions as accrued.

14. Income Taxes:

The following table represents the components of the provision for income taxes:

	For the Years Ended September 30		
(In thousands)	2006	2005 As Restated, See Note 1	2004 As Restated, See Note 1
Current:			
Federal	$ 2,760	$ 14,448	$ 15,541
State and local	456	1,460	1,872
Foreign	4,785	2,517	830
	8,001	18,425	18,243
Deferred:			
Federal	14	(436)	(751)
State and local	2	(31)	(59)
Foreign	(1,119)	(1,490)	2,417
	(1,103)	(1,957)	1,607
	$ 6,898	$ 16,468	$ 19,850

Net income before income taxes in the United States was $7,463,000, $42,779,000 and $45,691,000 in 2006, 2005 and 2004, respectively. Net income before income taxes in Canada and Mexico, on a combined basis, was $13,097,000, $7,501,000 and $8,800,000 in 2006, 2005 and 2004, respectively.

Notes to the Consolidated Financial Statements

The Company's share of undistributed earnings of the Company's foreign subsidiary of approximately $33,287,000 and $24,101,000 at September 30, 2006 and 2005, respectively, are considered to be indefinitely reinvested. Accordingly, no provision for deferred taxes on those undistributed earnings has been made. Upon distribution of those earnings in the form of dividends or otherwise, the earnings may become taxable.

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the carrying amounts of assets and liabilities for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

	September 30	
(In thousands)	2006	2005 As Restated, See Note 1
Deferred tax assets:		
Inventory	$ –	$ 116
Provision for doubtful accounts receivable	808	584
Accrued liabilities	2,948	1,103
Property, plant and equipment	729	713
Net operating loss carryforward	1,185	–
Other	121	54
Total deferred tax assets	5,791	2,570
Less: valuation allowance	(1,185)	–
Net deferred tax assets	4,606	2,570
Deferred tax liabilities:		
Property, plant and equipment	3,084	3,937
Inventory	4,735	5,624
Investment in partnership	3,497	4,287
Investments in unconsolidated affiliates	11,653	366
Other	192	70
Total deferred tax liabilities	23,161	14,284
Net deferred tax liabilities	$ 18,555	$ 11,714

At September 30, 2006, the Company had tax benefits for Canadian net operating loss carryforwards of approximately $1,185,000 that expire from fiscal 2008 to fiscal 2010. These net operating loss carryforwards are subject to utilization limitations. A valuation allowance of $1,185,000 has been recognized to offset the deferred tax assets related to the net operating loss carryforwards as the Company has determined that it is more likely than not that there will not be sufficient taxable income in future years to utilize the net operating loss carryforwards.

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory rate to income before income taxes follows:

	For the Years Ended September 30		
	2006	2005 As Restated, See Note 1	2004 As Restated, See Note 1
Tax at U.S. federal statutory rate	34.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal tax benefit	3.8	2.4	2.8
Equity in net income of unconsolidated affiliates, net	(2.5)	(2.8)	(1.4)
Revision of prior year income tax estimates	(0.5)	0.8	0.2
Effect of foreign income taxed at different rates	(4.1)	(3.3)	0.1
Non-deductible incentive stock options	2.0	–	–
Other, net	0.9	0.7	(0.3)
	33.6%	32.8%	36.4%

Notes to the Consolidated Financial Statements

15. Segment Information:

The Company operates in one reportable segment as an intermediate processor of flat rolled steel. Sales are attributed to countries based on the location of the facility which fulfilled the customer's order. The following table summarizes the Company's sales by geographic region in 2006, 2005 and 2004.

(In thousands)	2006	2005	2004
United States	$ 713,784	$ 811,784	$ 663,516
Canada and Mexico	162,337	145,955	101,778
Total	$ 876,121	$ 957,739	$ 765,294

The following table summarizes the Company's long-lived assets by geographic region at September 30, 2006 and 2005.

(In thousands)	2006	2005
United States	$ 125,480	$ 104,693
Canada and Mexico	12,840	10,790
Total	$ 138,320	$ 115,483

16. Contingencies:

From time to time, in the normal course of business, the Company is involved in certain litigation and claims pending with respect to various business matters. In the event there is any resulting liability with respect to such claims, it is management's opinion they will not have a material effect on its consolidated financial position, results of operations or cash flows.

17. Stock Option Plans:

The Company granted incentive stock options to employees to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee of the Company's Board of Directors. Generally, options were exercisable at the rate of 20% a year beginning one year from date of grant and expired ten years from the date of grant. On November 4, 2005, the remaining 91,000 shares available were granted at an average exercise price of $25.42.

On January 26, 2006, the shareholders of the Company voted to adopt the 2006 Restricted Stock Plan (the 2006 Plan), which was previously approved by the Board of Directors on November 4, 2005. The 2006 Plan authorizes the award of up to 300,000 shares of the Company's Common Stock, no par value, which may be awarded as authorized, but unissued, shares. The terms of any award of shares will be determined by the Compensation Committee in its sole discretion at the time of the award. Unless otherwise specified by the Committee, none of the shares awarded shall be restricted for a period of less than one year or more than ten years. The number of shares that may be awarded to any single employee will not be limited by the 2006 Plan. On April 27, 2006, 80,000 restricted shares were granted under the 2006 Plan, which vest at a rate of 33.33% a year over three years. On July 27, 2006, 5,000 restricted shares were granted under the 2006 Plan, which vest at a rate of 20% a year over five years.

On October 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this method, compensation cost is recognized for all share-based payments granted this fiscal year and for all unvested awards granted to employees prior to the adoption of SFAS No. 123(R). The Company recognizes compensation expense for stock option grants on a graded-vesting basis over the employee's vesting period. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated.

Since all outstanding options are incentive stock options, the Company does not receive any income tax deductions for options granted unless there is an exercise and disqualifying disposition of those shares as defined under current tax laws. Upon the occurrence of a disqualifying disposition, the Company recognizes the income tax benefit that corresponds to the cumulative book compensation cost as a reduction to income tax expense and any excess benefits are recorded as an addition to additional paid-in capital.

Notes to the Consolidated Financial Statements

As a result of adopting SFAS No. 123(R), the Company recorded stock-based compensation expense included in selling, general and administrative expenses of $780,000 in 2006. In addition, the Company recognized an income tax benefit for disqualifying dispositions of stock options of $84,000 in 2006, of which approximately $32,000 was recorded as a reduction in income tax expense during fiscal 2006.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the options granted on November 4, 2005:

Expected dividend yield	1.4%
Expected stock price volatility	46.0%
Weighted average risk-free interest rate	4.6%
Expected life of options (years)	6.5

The assumptions for expected dividend yield, expected stock price volatility and expected life of options are based on historical trends. The weighted average risk-free interest rate is based on a traded zero-coupon U.S. Treasury bond with a term equal to the option's expected life. The weighted average fair value for the options granted during 2006 using the assumptions listed above was $11.52 per share. There were no options granted during 2005 and 2004.

The summary of the status of all of the Company's stock incentive plans as of September 30, 2006, 2005 and 2004 and changes during the years then ended is presented below:

	Shares Under Plans	Weighted Average Exercise Price
Balance, September 30, 2003	614,265	$ 9.16
Granted	–	–
Exercised	(182,006)	$ 9.27
Canceled	–	–
Balance, September 30, 2004	432,259	$ 9.11
Granted	–	–
Exercised	(127,759)	$ 8.60
Canceled	–	–
Balance, September 30, 2005	304,500	$ 9.32
Granted	91,000	$ 25.42
Exercised	(42,400)	$ 9.10
Canceled	(14,700)	$ 18.00
Balance, September 30, 2006	338,400	$ 13.30

	Shares Outstanding Under Plans	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value Per Share [1]	Aggregate Intrinsic Value [1]
Options outstanding at September 30, 2006	338,400	$ 13.30	5.56 years	$ 7.76	$ 2,626,000
Options exercisable at September 30, 2006	188,000	$ 8.85	4.01 years	$ 10.78	$ 2,026,000
Options vested and expected to vest	338,400	$ 13.30	5.56 years	$ 7.76	$ 2,626,000

[1] Computed based upon the amount by which the fair market value of the Company's common stock at September 30, 2006 of $19.63 per share exceeded the weighted average exercise price.

Notes to the Consolidated Financial Statements

The total intrinsic value of stock options exercised was $636,000, $2,559,000 and $2,025,000 for 2006, 2005 and 2004, respectively. All unexercised options expire from 2008 to 2015.

The summary of restricted stock as of September 30, 2006 and changes during the year are presented below:

	Restricted Stock
Balance, September 30, 2005	–
Granted	85,000
Exercised	–
Forfeited	(5,000)
Balance, September 30, 2006	80,000

Total compensation costs related to non-vested options and restricted stock awards not yet recognized was approximately $2,234,000 at September 30, 2006. We expect to recognize this compensation cost as follows using the graded vesting method over a weighted average period of 1.86 years:

	Amount
2007	$ 937,000
2008	774,000
2009	441,000
2010	61,000
2011	21,000
Total	$ 2,234,000

18. Net Income Per Share Computations:

The following is a reconciliation of the numerator of the basic and diluted per share computations:

(In thousands, except per share amounts)	For the Years Ended September 30 2006	2005 As Restated, See Note 1	2004 As Restated, See Note 1
Net income	$ 14,693	$ 36,709	$ 35,373
Shares (denominator) used for diluted per common share computations:			
Weighted average shares of common stock outstanding	12,956	12,894	11,284
Plus: dilutive effect of stock options	161	204	249
Adjusted weighted average shares	13,117	13,098	11,533
Shares (denominator) used for basic per common share computations:			
Weighted average shares of common stock outstanding	12,956	12,894	11,284
Net income per common share amounts:			
Diluted earnings per common share:			
From continuing operations	$ 1.04	$ 2.58	$ 3.00
From discontinued operations	0.08	0.22	0.06
	$ 1.12	$ 2.80	$ 3.07
Basic earnings per common share:			
From continuing operations	$ 1.05	$ 2.62	$ 3.07
From discontinued operations	0.08	0.22	0.06
	$ 1.13	$ 2.85	$ 3.13

Notes to the Consolidated Financial Statements

Options to purchase 83,500 shares for the year ended September 30, 2006 were excluded from the calculation above because the exercise prices of the options were greater than the average market price of the Company's stock during the periods. All outstanding options are included in the diluted earnings per common share calculation above for the years ended September 30, 2005 and 2004.

19. Related Party Transactions:

The Company has various transactions with its unconsolidated affiliates (see Note 8). Also, the Company has recorded sales of $13,884,000, $17,764,000 and $18,369,000 in 2006, 2005 and 2004, respectively, and has accounts receivable of $1,084,000 and $2,508,000 as of September 30, 2006 and 2005, respectively, for scrap products sold to a company owned by an officer and director of the Company. Management reports these transactions to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. Most recently, in April 2006, the Audit Committee reviewed and approved these transactions. The Company has the ability to continue or cease selling scrap steel to this company at any time.

20. Major Customers:

Sales to one customer accounted for approximately 12% of the Company's sales in fiscal 2006 and 2005. No single customer accounted for more than 10% of our sales in fiscal 2004. The loss of this customer could have a material adverse effect on the Company's results of operations, financial position and cash flows.

21. Impact of Recently Issued Accounting Pronouncements:

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)". EITF 06-03 requires that any tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer should be presented on a gross (included in revenues and costs) or a net (excluded from revenues) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The requirements of EITF 06-03 are effective for us beginning January 1, 2007. We are in the process of evaluating the effect of EITF 06-03 and have not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning October 1, 2007. We are in the process of evaluating the effect of FIN 48 and have not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron-curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement – including the reversing effect of prior year misstatements – but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron-curtain and the roll-over methods. The Company is required to apply the provisions of SAB 108 for our fiscal year that began October 1, 2006.

22. Restatement of Previously Issued Financial Statements:

On October 30, 2006, the Company announced that it would restate its previously issued consolidated financial statements. Management of the Company became aware that it had incorrectly recorded certain deferred tax assets and liabilities resulting in an overstatement of income tax expense of approximately $1,031,000 and an understatement of net income from continuing operations of approximately $1,003,000 between January 1, 1999 and June 30, 2006. For the nine months ended June 30, 2006, income tax expense was understated by approximately $1,148,000 and net income from continuing operations was overstated by approximately $1,054,000. Shareholders' equity was understated by approximately $1,462,000, $2,531,000 and $2,078,000 as of June 30, 2006, September 30, 2005, and September 30, 2004, respectively.

The incorrect income tax expense occurred as a result of the following items:

- The Company's deferred tax assets did not include the expected future tax benefits for an increase in Mexico's depreciable tax basis of fixed assets that were indexed for inflation between January 1, 1999 and June 30, 2006.
- Deferred tax assets and liabilities for the Company's Mexican operations were not measured at the enacted tax rates for the tax years in which they were expected to reverse between January 1, 2003 and June 30, 2006.
- A deferred tax asset was not identified or recorded for an accrued expense that became deductible for income tax purposes in Mexico effective January 1, 2005.
- Deferred tax assets and liabilities derived from the Company's fixed assets in the United States were not measured correctly between September 30, 2001 and September 30, 2005 as the result of clerical errors.

The following tables summarize the effects of the restatement (in thousands):

Consolidated Balance Sheet
September 30, 2005
Summary of Restatement Impacts

(In thousands)	Previously Reported[1]	Adjustments	Restated
Deferred income taxes	$ 254	$ (185)	$ 69
Total current liabilities	74,636	(185)	74,451
Deferred income taxes	14,634	(2,521)	12,113
Total liabilities	170,758	(2,706)	168,052
Minority interest	2,269	175	2,444
Retained earnings	207,116	2,056	209,172
Accumulated other comprehensive loss	(4,038)	475	(3,563)
Total shareholders' equity	254,759	2,531	257,290

Notes to the Consolidated Financial Statements

Consolidated Statements of Income
For the Years Ended September 30, 2005 and 2004
Summary of Restatement Impacts

(In thousands, except per share amounts)	September 30, 2005 Previously Reported [1]	Adjustments	Restated	September 30, 2004 Previously Reported [1]	Adjustments	Restated
Minority interest in income of consolidated subsidiary	$ (655)	$ (71)	$ (726)	$ (626)	$ 2	$ (624)
Income before income taxes	50,351	(71)	50,280	54,489	2	54,491
Provision for income taxes	16,935	(467)	16,468	20,015	(165)	19,850
Income from continuing operations	33,416	396	33,812	34,474	167	34,641
Net income	36,313	396	36,709	35,206	167	35,373
Diluted earnings per common share:						
From continuing operations	$ 2.55	$ 0.03	$ 2.58	$ 2.99	$ 0.01	$ 3.00
From discontinued operations	0.22	–	0.22	0.06	–	0.06
	$ 2.77	$ 0.03	$ 2.80	$ 3.05	$ 0.01	$ 3.07

A comparison of the Company's condensed consolidated statements of income for each quarter of fiscal 2006 and 2005 follows:

Consolidated Statements of Income
For the Quarters Ended December 31, 2005 and 2004
Summary of Restatement Impacts

(Unaudited, in thousands, except per share amounts)	December 31, 2005 Previously Reported [1]	Adjustments	Restated	December 31, 2004 Previously Reported [1]	Adjustments	Restated
Minority interest in income of consolidated subsidiary	$ (224)	$ (12)	$ (236)	$ (245)	$ (9)	$ (254)
Income before income taxes	3,857	(12)	3,845	21,446	(9)	21,437
Provision for income taxes	1,092	(118)	974	7,690	(95)	7,595
Income from continuing operations	2,765	106	2,871	13,756	86	13,842
Net income	3,234	106	3,340	14,517	86	14,603
Diluted earnings per common share:						
From continuing operations	$ 0.21	$ 0.01	$ 0.22	$ 1.05	$ 0.01	$ 1.06
From discontinued operations	0.04	–	0.04	0.06	–	0.06
	$ 0.25	$ 0.01	$ 0.26	$ 1.11	$ 0.01	$ 1.12

Notes to the Consolidated Financial Statements

Consolidated Statements of Income
For the Quarters Ended March 31, 2006 and 2005
Summary of Restatement Impacts

(Unaudited, in thousands, except per share amounts)	March 31, 2006 Previously Reported (1)	March 31, 2006 Adjustments	March 31, 2006 Restated	March 31, 2005 Previously Reported (1)	March 31, 2005 Adjustments	March 31, 2005 Restated
Minority interest in income of consolidated subsidiary	$ (142)	$ 10	$ (132)	$ (254)	$ (64)	$ (318)
Income before income taxes	3,104	10	3,114	20,843	(64)	20,779
Provision for income taxes	776	98	874	6,566	(641)	5,925
Income from continuing operations	2,328	(88)	2,240	14,277	577	14,854
Net income	2,973	(88)	2,885	15,354	577	15,931
Diluted earnings per common share:						
From continuing operations	$ 0.18	$(0.01)	$ 0.17	$ 1.09	$ 0.04	$ 1.13
From discontinued operations	0.05	–	0.05	0.08	–	0.08
	$ 0.23	$(0.01)	$ 0.22	$ 1.17	$ 0.04	$ 1.22

Consolidated Statements of Income
For the Quarters Ended June 30, 2006 and 2005
Summary of Restatement Impacts

(Unaudited, in thousands, except per share amounts)	June 30, 2006 Previously Reported (1)	June 30, 2006 Adjustments	June 30, 2006 Restated	June 30, 2005 Previously Reported (1)	June 30, 2005 Adjustments	June 30, 2005 Restated
Minority interest in income of consolidated subsidiary	$ (507)	$ 96	$ (411)	$ (87)	$ 2	$ (85)
Income before income taxes	8,726	96	8,822	7,758	2	7,760
Provision for income taxes	2,045	1,168	3,213	2,730	18	2,748
Income from continuing operations	6,681	(1,072)	5,609	5,028	(16)	5,012
Net income	6,577	(1,072)	5,505	5,671	(16)	5,655
Diluted earnings per common share:						
From continuing operations	$ 0.51	$ (0.08)	$ 0.43	$ 0.38	$ –	$ 0.38
From discontinued operations	(0.01)	–	(0.01)	0.05	–	0.05
	$ 0.50	$ (0.08)	$ 0.42	$ 0.43	$ –	$ 0.43

Consolidated Statements of Income
For the Quarter Ended September 30, 2005
Summary of Restatement Impacts

(Unaudited, in thousands, except per share amounts)	Previously Reported (1)	Adjustments	Restated
Minority interest in income of consolidated subsidiary	$ (69)	$ –	$ (69)
Income before income taxes	304	–	304
Provision for income taxes	(51)	251	200
Income from continuing operations	355	(251)	104
Net income	771	(251)	520
Diluted earnings per common share:			
From continuing operations	$ 0.03	$ (0.02)	$ 0.01
From discontinued operations	0.03	–	0.03
	$ 0.06	$ (0.02)	$ 0.04

The Company has also restated its consolidated statements of cash flows for the years ended September 30, 2005 and 2004 to report changes in bank overdrafts as financing activities. Previously, the Company had incorrectly reported the changes in bank overdrafts as operating cash flows. The impact on the consolidated statements of cash flows follows:

Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows
For the Years Ended September 30, 2005 and 2004
Summary of Restatement Impacts

(In thousands)	September 30, 2005			September 30, 2004		
	Previously Reported [1]	Adjustments	Restated	Previously Reported [1]	Adjustments	Restated
Increase (decrease) in cash resulting from changes in accounts payable	$ (31,911)	$ 5,247	$ (26,664)	$ 41,638	$ (2,171)	$ 39,467
Net cash provided by (used in) operating activities	79,221	5,247	84,468	(43,028)	(2,171)	(45,199)
Change in bank overdrafts	–	(5,247)	(5,247)	–	2,171	2,171
Net cash (used in) provided by financing activities	(36,263)	(5,247)	(41,510)	59,547	2,171	61,718
Net increase (decrease) in cash and cash equivalents	28,718	–	28,718	(485)	–	(485)

In addition to the items discussed above, the Company has reclassified its income statement presentation of equity in net income of unconsolidated affiliates, net and minority interest in income of its Mexican subsidiary. The Company previously reported equity in net income of unconsolidated affiliates, net as a component of operating income; this amount has now been reclassified to income before taxes. Also, the Company previously reported its minority interest in income of its Mexican operations as a component of cost of goods sold; this amount has now been reclassified as a separate line item in income before taxes. The impact on the consolidated statements of income follows:

Consolidated Statements of Income
For the Years Ended September 30, 2005 and 2004
Summary of Reclassification Impacts

(In thousands)	September 30, 2005			September 30, 2004		
	Previously Reported [1][2]	Reclass	Amount	Previously Reported [1][2]	Reclass	Amount
Cost of goods sold	$ 872,463	$ (726)	$ 871,737	$ 676,930	$ (624)	$ 676,306
Gross profit	85,276	726	86,002	88,364	624	88,988
Operating income	53,912	(4,211)	49,701	57,589	(2,228)	55,361
Minority interest in income of consolidated subsidiary	–	(726)	(726)	–	(624)	(624)
Equity in net income of unconsolidated affiliates, net	4,937	–	4,937	2,852	–	2,852
Income before income taxes	50,280	–	50,280	54,491	–	54,491

Finally, the Company reclassified minority interest on the consolidated balance sheets from other long-term liabilities. The impact on the consolidated balance sheet follows:

Consolidated Balance Sheet
September 30, 2005
Summary of Reclassification Impacts

(In thousands)	Restated before Reclass [2]	Reclass	Restated
Other long-term liabilities	$ 3,932	$ (2,444)	$ 1,488
Total liabilities	170,496	(2,444)	168,052
Minority interest	–	2,444	2,444

(1) Previously reported amounts include Custom Steel accounted for as a discontinued operation.
(2) Previously reported amounts include effect of restatement discussed above.

Management's Responsibility for Financial Statements and Other Information

Our management is responsible for the preparation, presentation, and integrity of the consolidated financial statements and other information presented in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, including amounts based on management's best estimates and judgments. In management's opinion, the consolidated financial statements fairly present the Company's financial position, results of operations and cash flows. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

The Audit Committee of the Board of Directors, which is composed of independent directors, meets regularly with the independent registered public accounting firm, PricewaterhouseCoopers LLP, and representatives of management to review accounting, internal control structure, and financial reporting matters. PricewaterhouseCoopers LLP has full and free access to the Audit Committee. As set forth in our Code of Business Conduct, we are firmly committed to adhering to the highest standards of moral and ethical behaviors in all of our business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company completed an acquisition of Kasle Steel Corporation (Kasle Steel) during 2006 that was excluded from management's assessment of internal control over financial reporting as of September 30, 2006. Kasle Steel constituted approximately 4.6% of consolidated net assets and 1.2% of consolidated sales for the fiscal year ended September 30, 2006.

Under our supervision, and with the participation of management, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 and the effectiveness of the Company's internal control over financial reporting have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company's consolidated financial statements, as stated in their report which appears on pages 41-42.



Bradford T. Ray
Chairman of the Board and Chief Executive Officer



Roger D. Shannon
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Steel Technologies Inc.

We have completed integrated audits of Steel Technologies Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Steel Technologies Inc. and its subsidiaries at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," on October 1, 2005 using the modified prospective transition method.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2005 and 2004 consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 40 of the 2006 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm (continued)

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Kasle Steel Corporation (Kasle Steel) from its assessment of internal control over financial reporting as of September 30, 2006 because it was acquired by the Company in a purchase business combination during fiscal 2006. We have also excluded Kasle Steel from our audit of internal control over financial reporting. Kasle Steel is a wholly owned subsidiary whose total assets and total sales represent 4.6% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2006.

PricewaterhouseCoopers LLP

Louisville, Kentucky
December 14, 2006

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At September 30, 2006, our debt is comprised of variable-rate borrowings under our line of credit facility, $50,000,000 in unsecured senior notes with a weighted average fixed interest rate of 5.67% and $4,444,000 in notes for former shareholders of Kasle Steel with a weighted average fixed interest rate of 7.31%. As of September 30, 2006, there was $64,000,000 outstanding on the line of credit facility at a weighted average interest rate of 6.92%. Accordingly, we are exposed to market risks related to changes in interest rates. We continually monitor these risks and develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain derivative financial instruments to manage interest rate exposures. We do not enter into derivative financial instrument transactions for speculative purposes.

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered into an interest rate swap contract with major financial institutions on June 20, 2005. The interest rate swap contract began December 8, 2005. Under the terms of the contract, which matures in September 2008, the Company will receive a LIBOR based variable interest rate (5.39% as of September 30, 2006) and pay a fixed interest rate of 4.31% on a notional amount of $30,000,000. The variable interest rate paid on the contracts is determined based on LIBOR on the last day of the applicable borrowing period, which is consistent with the variable rate determination on the underlying debt.

The following table summarizes principal cash flows of the Company's long-term debt, interest expense and interest rate swaps at September 30, 2006 by expected maturity dates. Interest expense below includes the estimated contractual interest payments under our debt agreements net of the effect of the associated interest rate swap agreement, assuming no change in the variable LIBOR rate or amounts outstanding under our existing debt agreements as of September 30, 2006.

(In thousands, except for interest rates)	2007	2008	2009	2010	2011	Thereafter	Total	Fair Market Value
Long-term debt (fixed)	$ 776	$ 731	$ 755	$ 781	$ 333	$ 51,136	$ 54,512	$ 54,518
Long-term debt (variable) ...	–	–	–	–	64,000	–	64,000	64,000
Interest expense	7,262	7,580	7,586	7,491	3,124	7,774	40,817	n/a
Interest rate swap	204	188	–	–	–	–	392	392

Foreign Currency Risk

The translation of the assets and liabilities of our Mexican subsidiary from their local currencies to the U.S. dollar subjects us to exposure related to fluctuating exchange rates. We do not use any derivative instruments to manage this risk.

Our Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of our Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange. Resulting translation adjustments were ($15,000), $2,078,000 and ($936,000) during fiscal 2006, 2005 and 2004, respectively, and are reported in comprehensive income. A stronger exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2006 would result in additional comprehensive income of approximately $60,000. Likewise, a weaker exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2006 would result in additional comprehensive loss of approximately $60,000.

However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. The effect of the change in the exchange rate from the date a transaction is initiated until the date a transaction is settled with a cash receipt or cash payment is recorded as a transaction gain or loss in our financial statements. Foreign currency transaction gains (losses) are included in sales when incurred and were $476,000, ($855,000) and $468,000 for the fiscal years ending 2006, 2005 and 2004, respectively. A stronger average exchange rate of the peso during fiscal 2006 relative to the U.S. dollar of 1% would result in additional foreign currency transaction losses of approximately $2,600,000. Likewise, a weaker average exchange rate of the peso during fiscal 2006 relative to the U.S. dollar of 1% would result in additional foreign currency transaction gains of approximately $2,600,000.

Directors and Officers

Bradford T. Ray, Director
Chairman of the Board &
Chief Executive Officer

Michael J. Carroll, Director
President & Chief Operating
Officer

Stuart N. Ray, Director
President
Mi-Tech Steel, Inc.

Merwin J. Ray, Director
Founding Chairman

Doug A. Bawel, Director [1,2,3]
President & Chief Executive
Officer
Jasper Engines & Transmissions

Jimmy Dan Conner, Director [1,3]
Vice President
Branch Banking & Trust
Insurance Services, Inc.

Mark G. Essig, Director [1,2,3]
President & Chief Executive
Officer
Barjan Products, LLC

**William E. Hellmann,
Director**
Member
Stites & Harbison, PLLC

Andrew J. Payton, Director [1,2]
Owner & President
Payton & Associates

Roger D. Shannon
Chief Financial Officer &
Treasurer

John M. Baumann, Jr.
General Counsel & Secretary

[1] Compensation Committee
[2] Audit Committee
[3] Nominating and Governance Committee

Brad A. Goranson
Senior Vice President – Sales

Howard F. Bates, Jr.
Vice President – Technical
Services

L. Curtis Chase
Vice President – Purchasing

Lee F. Watkins
Vice President – Operations

Richard P. Furber
Vice President – Manufacturing
Strip Products

Douglas R. Bernd
Vice President – Outside
Processing

Mark Calcutt
Vice President – Sales
Southeastern Region

Patrick M. Carroll
Vice President – Sales
Central Region

William T. Carroll
Vice President – Sales
Southern Region

Thomas E. Mottier
Vice President – Sales
Midwest Region

Joseph P. Robinson
Vice President – Sales
Mid-South Region

W. Scott Alsup
Chief Information Officer

Patrick M. Flanagan
Vice President – Human
Resources

Carlos A. von Rossum Garza
General Director
Steel Technologies de México,
S.A. de C.V.

Corporate Information

Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110

Company Website
www.steeltechnologies.com

Transfer Agent
National City Bank
Cleveland, Ohio

To change name, address, ownership or stock, to report a lost dividend check or lost stock certificate, to consolidate accounts, or for other inquiries, please contact National City Bank Shareholder Services directly at:

P. O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757
(216) 257-8508 fax

**Independent Registered
Public Accounting Firm**
PricewaterhouseCoopers LLP
Louisville, Kentucky

Form 10-K
Information about Steel Technologies Inc., including the Form 10-K, may be obtained by writing to Mr. Roger D. Shannon, Chief Financial Officer, at the Company's corporate office. In addition, the Company makes available free of charge through its website at www.steeltechnologies.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found under SEC Filings in the Investor Relations section of the Company's website.

Annual Meeting
9:00 a.m. EST
January 25, 2007
Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky

Steel Technologies

Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245

P: (502) 245-2110
W: steeltechnologies.com